NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on

JUNE 15, 2016

DATED AS OF MAY 13, 2016

Schedule "A" KLONDEX MINES LTD. MANDATE OF THE BOARD OF DIRECTORS
Schedule "B" SHARE OPTION AND RESTRICTED SHARE UNIT PLAN
Schedule "C" MAJORITY VOTING POLICY

- i -

KLONDEX MINES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the "Meeting") of the shareholders of Klondex Mines Ltd. (the "Company") will be held at Toronto Region Board of Trade, Suite 350, 77 Adelaide St. West, Toronto, Ontario on June 15, 2016 at 10:30 a.m. (Eastern Daylight Time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2015 and the report of the auditor thereon.

2.	To elect directors of the Company for the ensuing year.

3.	To appoint the auditors and to authorize the directors of the Company to fix their remuneration.

4.

To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the Company's share option and restricted share unit plan (the "New Share Incentive Plan") which provides for the grants of share options and restricted share units, and to approve all unallocated options, rights and other entitlements pursuant to the New Share Incentive Plan, all as more particularly described in the accompanying management information circular (the "Circular").

5.	To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution on the Company's approach to executive compensation.

6.	To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

An "ordinary resolution" is a resolution passed by at least a majority of the votes cast by the shareholders of the Company who voted in respect of that resolution at the Meeting.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar, Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, or by facsimile to (416) 263-9524 or 1-866-249-7775 not later than 5:00 p.m. (Eastern Daylight Time) on June 13, 2016 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. A shareholder may also vote by telephone or via the internet by following the instructions on the form of proxy. If a shareholder votes by telephone or via the internet, completion or return of the proxy form is not needed. The directors of the Company have fixed the close of business on May 9, 2016 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

This notice of meeting (the "Notice") is accompanied by: (a) the Circular; and (b) either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders. The Circular accompanying this Notice is incorporated into and shall be deemed to form part of this Notice.

DATED the 13th day of May, 2016.

By Order of the Board

(signed) "Paul Huet"
Paul Huet
Director, President and Chief Executive Officer
Klondex Mines Ltd.

KLONDEX MINES LTD.

MANAGEMENT INFORMATION CIRCULAR

PART ONE – VOTING INFORMATION

Solicitation of Proxies

This management information circular (this "Circular") is furnished in connection with the solicitation by management of Klondex Mines Ltd. (the "Company") of proxies to be used at the annual and special meeting (the "Meeting") of shareholders of the Company ("Shareholders") to be held on June 15, 2016, at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the "Notice"). It is expected that the solicitation of proxies will be primarily made by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The cost of solicitation by management will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and officers of the Company. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting and any adjournment thereof may do so either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy and, in either case, depositing his or her duly executed form of proxy with the Company's transfer agent and registrar, Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, or by facsimile to (416) 263-9524 or 1-866-249-7775 not later than 5:00 p.m. (Eastern Daylight Time) on June 13, 2016 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. You may also vote by telephone or via the internet by following the instructions on the form of proxy. If you vote by telephone or via the internet, do not complete or return the proxy form.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting, or adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxies

The person named in the enclosed form of proxy will vote or withhold from voting the common shares of the Company ("Common Shares") in respect of which he is appointed in accordance with the direction of the Shareholder appointing him. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any direction to the contrary in respect of a matter to be voted on, all Common Shares represented by proxy will be voted FOR or IN FAVOUR of such matter.

The enclosed form of proxy confers discretionary authority upon the person named therein with respect to the matters identified in the Notice and with respect to other matters which may properly come before the Meeting. As of the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote on such other business in accordance with his or her best judgment.

The form of proxy must be signed by the Shareholder or the duly appointed attorney thereof authorized in writing or, if the Shareholder is a corporation, by an authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such person is signing. A Shareholder or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Non-Registered Holders

Only registered Shareholders or the person they appoint as their proxy are entitled to attend and vote at the Meeting. The Common Shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing Depositary Services Inc. ("CDS") of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators, the Company will have distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. The Company does not intend to pay for intermediaries to forward objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-107 – Request for Voting Instructions Made by Intermediary. In the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner's intermediary assumes the cost of delivery.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

1.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

2.

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non- Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Corporate Secretary of the Company c/o Computershare Investor Services Inc., Attention: Proxy Department, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or by facsimile to (416) 263-9524 or 1-866-249-7775 or vote by telephone or internet as described above. If a Non- Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Record Date and Voting Securities

The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed as May 9, 2016 (the "Record Date"). Only Shareholders of record at the close of business on the Record Date who either attend the Meeting in person or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting. A quorum for the transaction of business at the Meeting is the presence of one person who is, or who represents by proxy one or more Shareholders who, in the aggregate, hold at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting.

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the Record Date, the Company had outstanding an aggregate of 141,906,032 Common Shares, each carrying the right to one vote per share.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of the Company as at the Record Date, no persons or companies beneficially own or exercise control or direction over 10% or more of the votes attached to the Common Shares, other than as set out below.

Shareholder Name	Number of Common Shares Held	Percentage of Outstanding Common Shares Held
Sentry Investments Inc.	21,049,900(1)	14.8%

Notes:

(1)

Reflects Common Shares beneficially owned by Sentry Investments Inc. ("Sentry") according to the early warning report dated December 10, 2015 filed by Sentry with the applicable securities regulators under the alternative monthly reporting system of National Instrument 62-103, which indicates that Sentry exercises control over but not ownership of the Common Shares.

PART TWO – BUSINESS OF THE MEETING

Annual Financial Statements

The audited consolidated financial statements of the Company for the year ended December 31, 2015 and the auditors' report thereon will be placed before the Shareholders at the Meeting.

Election of Directors

The Company has fixed the number of directors to be elected at the Meeting at eight. The directors of the Company are to be elected in accordance with the Company's majority voting policy (see "Part Six – Statement of Corporate Governance Practices – Majority Voting Policy"). Unless the director's office is vacated earlier in accordance with the articles of the Company or the Business Corporations Act (British Columbia) (the "BCBCA"), each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares they beneficially owned, or controlled or directed, directly or indirectly, as at May 13, 2016.

Name and Residence	Office Held	Principal Occupation during the Past Five Years	Date First Elected or Appointed	No. of Common Shares
Rodney Cooper(1)(3) Richmond Hill, Ontario, Canada	Director	President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, a mining and exploration company, since December 2011; Vice President, Senior Mining Analyst at Dundee Securities from November 2009 to November 2011; Chief Operating Officer at Baffinland Iron Mines Corporation.	August 10, 2012	115,410
Mark J. Daniel(2) Toronto, Ontario, Canada	Director	Director of Alamos Gold Inc. since July 2015; Director of AuRico Gold Inc. from October 2011 to July 2015; Consultant at Anglo American from August 2013 to December 2015; Vice President, Human Resources for Vale Canada (formerly Inco Limited) from October 1996 to January 2007.	June 17, 2015	10,000
James Haggarty(1) Toronto, Ontario, Canada	Director	President & CEO, SIM Group; Managing Director, Gibraltar Growth Corporation 2015 to 2016; CEO of technology and e-commerce company (SHOP.CA) from 2014 to 2015; Founder & President of J.E.L.L. Advisors; consulting firm since 2012; prior thereto, Executive Vice President at Rogers Communications Inc. 2005 to 2012.	June 28, 2012	81,530
Richard J. Hall(2)(4) Silverthorne, Colorado, USA	Director (Chairman)	Director of Orla Mining Ltd. since June 2015; Director of IAMGOLD Corporation since March 2012; Lead Director of Kaminak Gold Corporation since February 2013; Chairman of Premier Gold Mines Limited from 2010 until June 2012; CEO of Northgate Minerals Corp. from July 2011 until its acquisition by AuRico Gold in October 2011; Chairman of Grayd Resource Corporation from 2008 until its acquisition by Agnico Eagle Mines Limited in 2011.	September 9, 2014	94,250
Paul Huet(3)(4) Reno, Nevada, USA	President and Chief Executive Officer and Director	Currently, President & Chief Executive Officer of the Company since September 2012; Chief Operating Officer of Premier Gold Mines Limited from 2011 to 2012; General Manager of Nevada Great Basin Gold from 2007 to 2011.	September 12, 2012	448,727
William Matlack(1)(3)(4) Reno, Nevada, USA	Director	Currently a private investor and mineral explorer; previously Interim CEO of the Corporation; Associated with Scarsdale Equities LLC.	June 28, 2012	1,448,372
Charles Oliver(2)(3) Toronto, Ontario, Canada	Director	Special Advisor to the Board of the Corporation from June 2015 to December 2015; Director of Integra Gold Corp. since February 2015; Senior Portfolio Manager and Officer at Sprott Asset Management from January 2008 to January 2015.	December 31, 2015	42,300
Blair Schultz(4) Toronto, Ontario, Canada	Director	Chairman of the Corporation from June 2012 to September 2014; Executive director of the Corporation from September 2014 to June 2015; Independent Director since June 2015; Director of Eastmain Resources Inc. since April 2016; Owner and director of RYR Sports Inc. since December 2014; Director of VMS Ventures Inc. since July 2015 and Chair of the Special Committee establishing a successful merger with Royal Nickel Corporation consummated on April 2016; Vice President and Portfolio Management & Trading at K2 & Associates Investment Management Inc., a hedge fund in Toronto, from 2001 to 2014.	June 28, 2012	1,073,700

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Governance Committee.
(3)	Member of the Mine Safety and Health Committee.
(4)	Member of the Legacy Committee.

Rodney Cooper, Director

Rodney Cooper has been involved in the mining industry for over 30 years, with broad experience in technical services, operations, project management, investment evaluation and finance. He is a mining engineer, having obtained the P.Eng. designation, and a past director of the Mining Association of Canada and the Alberta Chamber of Resources. Currently President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, he previously served as Vice President and Senior Analyst at Dundee Securities, Chief Operating Officer at Baffinland Iron Mines Corporation and Vice President Technical Services at Kinross Gold Corporation. His experience in gold mining extends over twenty years, including extensive work in the western United States, including Nevada. Mr. Cooper's underground design, development and operations experience is directly applicable to the Company's projects. He graduated with Honours in Applied Science, Mining Engineering, from Queens University, in Kingston, Ontario and earned his MBA from the University of Toronto.

Mark Daniel, Director

Mark Daniel is currently a director of Alamos Gold Inc. Mr. Daniel was formerly Vice President, Human Resources for Vale Canada (formerly Inco Limited). Prior to that, he worked with the Bank of Canada and a number of other federal agencies before joining the Conference Board of Canada. During Mr. Daniel's 15 year career with the Conference Board, he benchmarked leadership and management practices in some of the most successful companies in North America, Europe and Japan. Mr. Daniel holds a PhD in Economics.

James Haggarty, Director

James Haggarty is a Chartered Professional Accountant (C.P.A. and C.A.) and holds an Honours Bachelor of Commerce degree from the University of Windsor. As a financial and operational executive with over 20 years of experience ranging from strategic planning to M&A transactions to managing diverse businesses day-to-day, Mr. Haggarty is highly experienced and adept at managing complex financial structures, partnership agreements/regulations/business technologies and systems. Mr. Haggarty's career has covered a range of industries from broadcasting, telecommunications, mining and public accounting. He has held senior executive positions as C.E.O., Executive VP Operations, VP Financial Operations, and VP Corporate Development with public and private companies like the SIM Group where he currently is President & Chief Executive Officer. He has extensive experience with audit committees and public company boards throughout his career, stemming back to 1993 with Inmet Mining (formerly Metall Mining). Mr. Haggarty is also on the board of directors of GreenSpace Brands Inc., Gibraltar Growth Corporation and the Toronto Blue Jays Care Foundation.

Richard J. Hall, Chairman of the Board and Director

Richard J. Hall is a seasoned mining executive, bringing over 40 years of building leading precious metals companies in the America's and Australia, to the Company. In addition to consulting to the mining industry, he presently serves on the Board of Directors for IAMGOLD Corporation, Kaminak Gold Corporation and Orla Mining Ltd. Previously, he was Chairman of Premier Gold Mines Limited, while Mr. Huet was Chief Operating Officer at Premier. Mr. Hall served as CEO of Northgate Minerals Corp. and Metallica Resources Inc., Chairman of Grayd Resource Corp. and as Chairman of the Special Committee for Creston Moly Corp. From 1998 to 2008, as President and CEO of Metallica, he was involved in all aspects of the company's development, including the financing, construction and commissioning of the Cerro San Pedro gold and silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica's operating partner on the project, Xstrata. Metallica was part of a C$1.6 billion three-way merger with Peak Gold Ltd. into what is now New Gold Inc. Prior to his tenure at Metallica, Mr. Hall has held senior management positions with Dayton Mining Corp. and Pegasus Gold Corp.

Mr. Hall holds a Bachelor's and a Master's degree in geology, and a Master of Business Administration from Eastern Washington University. He also completed an executive development program at the University of Minnesota. Mr. Hall is also a member of the National Association of Corporate Directors and member of both the Audit and Investment Committees of the Society of Economic Geologists.

Paul Huet, President, Chief Executive Officer and Director

Paul Huet brings over 28 years of experience in high-grade mining, with particular expertise in narrow vein gold mining and has supervised Mine Operations, Mine Engineering, Geology and Mine Safety in Nevada. Prior to joining the Company, Mr. Huet served as Chief Operating Officer of Premier Gold Mines Limited and oversaw its gold projects. Mr. Huet also previously served as General Manager at the Hollister mine for five years and was Mine Manager at the Midas Mine, prior to it being acquired by the Company and while operating under Newmont and Franco-Nevada ownership, serving in several roles during his seven-year tenure. Mr. Huet earned an Honours degree in Mining Engineering Technology from Haileybury School of Mines in Ontario and an Executive MBA from the Stanford University School of Business.

William Matlack, Director

William Matlack is an investment banker, private investor, and mineral explorer. He has 20 years of experience in the mining industry, primarily with major gold mining companies, followed by 19 years in mining finance in the securities industry, including positions in metals & mining equity research with major brokerage firms. He currently specializes in metals and mining investment banking with Scarsdale Equities LLC. His gold industry experience includes contributions to several world-class gold discoveries with Santa Fe Pacific Gold Corp. (now Newmont Mining Corporation) and Gold Fields. He served as Interim CEO of the Company in 2012. He has a B.A. in Geology from Carleton College and a M.S. in Geology from the University of Minnesota.

Charles Oliver, Director

Charles Oliver has been in the financial services industry since 1987. From 2008 to 2015 he was Lead Portfolio Manager for the Sprott Gold and Precious Minerals Fund. Prior to that, Mr. Oliver was a Senior Vice President and Lead Portfolio Manager at AGF Funds. During his 11 year tenure at AGF Funds, Mr. Oliver managed the Precious Metals Fund, a number of energy and resource funds, and some generalist funds. He is currently a director of Integra Gold Corp. He has an Honours BSc in Geology from the University of Western Ontario, and is a Chartered Financial Analyst.

Blair Schultz, Director

Blair Schultz, has 18 years of capital markets experience. He served as Chairman of the Company from 2012 to 2014, and as an Executive Director from September 2014 to June 2015. He currently sits on the Board of Directors of Eastmain Resources Inc. and previously sat on the Board of VMS Ventures Inc.and was Chair of the Special Committee overseeing the sale of VMS to Royal Nickel Corporation. Prior to his time at Klondex, Blair Schultz spent 13 years from 2001 to 2014 with K2 & Associates Investment Management Inc.. He was Vice President and held various positions most notably, Head of Special Situation, Portfolio Management and Trading. Before K2, Mr. Schultz worked for Canada Life, TD Securities, Trimark and Perigee Investment Counsel in debt private placements, interest rate derivatives and equity research. He is also a part owner and director of RYR Sports Inc., a hockey equipment manufacturer based in Toronto, Canada. Mr. Schultz holds an Honours Bachelor of Mathematics degree from the University of Waterloo with a Business Administration option from Wilfred Laurier University.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of the nominees for election as a director of the Company is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued while that person was acting in such capacity or that was issued after that person ceased to act in such capacity and which resulted from an event that occurred which that person was acting in such capacity.

None of the nominees for election as a director of the Company is, or was within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the nominees for election as director of the Company has within the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the nominees for election as a director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Committees of the Board of Directors

The board of directors of the Company (the "Board") has an audit committee (the "Audit Committee"), a compensation and governance committee (the "Compensation and Governance Committee"), a mine safety and health committee (the "Mine Safety and Health Committee") and a legacy committee (the "Legacy Committee"). The current members of the Audit Committee include James Haggarty (Chair), Rodney Cooper and William Matlack (see "Part Five – Audit Committee Information"). The current members of the Compensation and Governance Committee include Mark Daniel (Chair), Richard J. Hall and Charles Oliver (see "Part Six – Statement of Corporate Governance Practices – Committees of the Board of Directors – Compensation and Governance Committee"). The current members of the Mine Safety and Health Committee include Rodney Cooper (Chair), Paul Huet, Charles Oliver and William Matlack (see "Part Six – Statement of Corporate Governance Practices – Committees of the Board of Directors – Mine Safety and Health Committee"). The current members of the Legacy Committee include William Matlack (Chair), Richard J. Hall, Paul Huet and Blair Schultz (see "Part Six – Statement of Corporate Governance Practices – Committees of the Board of Directors – Legacy Committee").

The Board recommends a vote FOR the election of the above named nominees. The persons named in the form of proxy accompanying this Circular intend to vote FOR the election of the above named nominees, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of such nominee. Management of the Company does not contemplate that any nominees named above will be unable to serve as director; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Appointment of Auditors

The Board recommends the adoption of a resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants ("PWC") as the auditors of the Company until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix the auditors' remuneration. PWC was first appointed as auditors of the Company effective January 6, 2014. In order to be effective, the resolution must be approved by a majority of the votes cast by Shareholders present, or represented by proxy, at the Meeting.

The Board believes that the appointment of PWC as auditors is in the best interests of the Company and therefore unanimously recommends that the Shareholders vote in favour of this resolution. Unless instructed otherwise, the representatives of the Company named in the accompanying form of proxy intend to vote the Common Shares represented by proxies FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and the authorization of the directors to fix their remuneration unless the Shareholder has specified in the proxy that his Common Shares are to be withheld from voting in respect thereof.

Approval of the New Share Incentive Plan

Management proposes that long-term incentive compensation be provided through the granting of equity incentives under a share incentive plan for the benefit of full-time and part-time employees, directors and officers of the Company and affiliated corporations, as well as individuals or corporations engaged to provide ongoing management or consulting services to any of the foregoing, which may be designated from time to time.

On May 13, 2016, the Board approved the adoption of a new share incentive plan (the "New Share Incentive Plan"), which is comprised of a share option plan (the "Share Option Plan") and a restricted share unit plan (the "RSU Plan") allowing for the granting of Options and restricted share units ("RSUs"), respectively. The prior share incentive plan of the Company (the "Prior Share Incentive Plan") was last approved by the shareholders of the Company on June 18, 2013, and consisted of a share option plan (the "Prior Share Option Plan") providing for the granting of options and a share compensation plan (the "Prior Share Compensation Plan") providing for the granting of Common Shares. With the implementation of the New Share Incentive Plan, no additional options, Common Shares or other equity awards will be granted under the Prior Share Incentive Plan, which will continue to govern all prior grants made thereunder.

Over the last four years, the Company has put in place a new management team and board of directors as a part of turn-around strategy to enhance shareholder value of the previously-struggling Company. Given the goal to enhance the Company's financial strength and maintain a strong cash position during a volatile period in the mining industry and the need to attract top industry talent at all levels within the Company to enhance the Fire Creek Project and complete and integrate the Midas Mine and Mill acquisition, the Company relied significantly on grants under the Prior Share Incentive Plan to attract and retain employees including its management team. This resulted in a higher than anticipated burn rate under the Prior Share Option Plan. The Company is now re-aligning its practices by adopting compensation-related policies and compensation plans in accordance with industry best practices and good governance standards, including the Clawback Policy, the Share Ownership Policy and the Say on Pay Policy (see "Part Three – Statement of Executive Compensation – Compensation Discussion and Analysis – Risk" and "Part Two – Business of the Meeting – Non-Binding Advisory Vote on the Company's Approach to Executive Compensation"), as well as through the following changes to equity-based compensation: (i) no longer allowing for Option grants to non-employee directors, (ii) implementing the DSU Plan for directors (see "Part Four – Report on Director Compensation"), and (iii) shifting the proportion of executive compensation made through security-based compensation to be primarily in the form of RSUs (with a majority of RSUs granted to contain performance-based vesting provisions), rather than in the form of Options. Going forward, the burn rate under the New Share Incentive Plan is expected to be at or below 2.5%, significantly lower than the historical average burn rate under the Prior Share Incentive Plan. While the Prior Share Incentive Plan also allowed for a rolling 15% limit on Option grants, no future grants will be made by the Company pursuant to such plan and future grants of security-based compensation will comply with the lower limits set forth in the New Share Incentive Plan, as summarized below. It is expected that such changes in the Company's approach to compensation will result in lower dilution to Shareholders in future periods.

Section 613(a) of the Company Manual of the Toronto Stock Exchange (the "TSX") provides that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum number of securities issuable under it, all unallocated rights, options or other entitlements under such security-based compensation arrangement must be approved by a majority of the issuer's directors and by the issuer's security holders. The Prior Share Incentive Plan was a "rolling plan" which provided that the maximum number of Common Shares made available for issuance under the Prior Share Option Plan be determined from time to time by the Compensation and Governance Committee but, in any case, was not to exceed 15% of the total number of Common Shares then outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable option under the Prior Share Option Plan. The Prior Share Compensation Plan had a fixed maximum number of securities issuable thereunder, being a maximum of 1,288,482 Common Shares. There are currently 150,580 unvested Common Shares that have been allocated for issuance under prior grants under the Prior Share Compensation Plan.

The aggregate number of Common Shares issuable pursuant to the Share Option Plan will be determined from time to time by the Compensation and Governance Committee but, in any case, cannot exceed 8.9% of the aggregate number of Common Shares outstanding at the time of the grant of the applicable Option less the aggregate number of Common Shares reserved for issuance under all other security-based compensation arrangements (including Common Shares reserved for issue under options outstanding that were granted under the Prior Share Incentive Plan and unvested Common Shares allocated pursuant to prior grants under the Prior Share Compensation Plan, of which there were an aggregate of 7,611,838 and 664,117, respectively, as at May 13, 2016, and including any Common Shares issuable pursuant to RSUs granted under the RSU Plan). The maximum number of Common Shares available for issuance pursuant to grants of RSUs under the RSU Plan cannot exceed 4.0% of the total number of Common Shares outstanding at the time of grant of the applicable RSU. Both the Share Option Plan and the RSU Plan are "rolling plans", and any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that may be made available to be issued under the Share Option Plan and the RSU Plan, subject to the limitations set out in the New Share Incentive Plan. Any exercise or termination of an Option previously issued under the Share Option Plan and any redemption or termination of an RSU previously issued under the RSU Plan will result in an additional grant being available under the Share Option Plan. Any redemption or termination of an RSU previously issued under the RSU Plan will also result in an additional grant being available under the RSU Plan.

As of May 13, 2016, there were 7,611,838 Options and 664,117 restricted Common Shares outstanding that were granted under the Prior Share Incentive Plan, representing approximately 5.4% and 0.47%, respectively, of the 142,009,365 issued and outstanding Common Shares as of such date. Based on the foregoing, as of May 13, 2016, (i) up to 4,362,878 Common Shares, representing approximately 3.1% of the outstanding Common Shares, remained available for issuance in connection with future grants of Options under the New Share Incentive Plan, and (ii) up to 5,680,374 Common Shares, representing 4.0% of the outstanding Common Shares, remained available for issuance in connection with future grants of RSUs under the New Share Incentive Plan (collectively, the "Unallocated Awards").

At the Meeting, shareholders of the Company will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "SIP Resolution") ratifying and confirming the adoption of the New Share Incentive Plan which is comprised of the Share Option Plan and the RSU Plan, providing for grants of Options and RSUs, and approving all unallocated rights, options or other entitlements under the New Share Incentive Plan.

If the SIP Resolution is not approved, any Unallocated Awards under the New Share Incentive Plan will not be available for future grants, previously granted options will not be available for reallocation if they are cancelled prior to exercise, and the directors of the Company will have to consider alternative forms of long term, performance-based compensation in order to attract and retain qualified personnel. Whether or not the SIP Resolution is approved: (i) all options already granted and currently outstanding under the Prior Share Option Plan will remain in full force and effect and shall vest in accordance with their terms of grant, and (ii) all Common Shares allocated for issue pursuant to grants under the Prior Share Compensation Plan will remain in full force and effect and shall vest in accordance with their terms of grant.

The key terms of the New Share Incentive Plan are described in further detail below. The following information is intended as a brief description of the New Share Incentive Plan and is qualified in its entirety by the full text of the New Share Incentive Plan, a copy of which is attached to this Circular as Schedule "B".

Summary of the New Share Incentive Plan

Purpose of the New Share Incentive Plan

The New Share Incentive Plan provides for the acquisition of Common Shares by eligible participants and the payment of bonus compensation in the form of Common Shares or, at the option of the Company, cash for the purpose of advancing the interests of the Company and any affiliates of the Company through the motivation, attraction and retention of eligible employees, directors and contractors and to secure for the Company and the shareholders of the Company the benefits in the ownership of Common Shares by eligible participants, it being generally recognized that share option plans and restricted share unit plans aid in attracting, retaining and encouraging employees, directors and consultants due to the opportunity offered to them to acquire a proprietary interest in the Company.

Administration of the New Share Incentive Plan

The New Share Incentive Plan shall be administered by the Compensation and Governance Committee and the Compensation and Governance Committee has full authority to administer the New Share Incentive Plan, including the authority to interpret and construe any provision of the New Share Incentive Plan and to adopt, amend and rescind such rules and regulations for administering the New Share Incentive Plan as the Compensation and Governance Committee may deem necessary in order to comply with the requirements of the New Share Incentive Plan, subject in all cases to compliance with regulatory requirements. The Compensation and Governance Committee has the authority, in its sole discretion, to accelerate the vesting of Options, and the authority to accelerate waive performance, service or other vesting conditions with respect to RSUs, or deem such conditions to be satisfied, provided however that with respect to U.S. Participants (as defined in the New Share Incentive Plan), no such acceleration or waiver of vesting conditions will change the time at which such RSUs will be settled/paid out, except to the extent permitted by applicable law.

Determination of Participants and Participation

The Compensation and Governance Committee shall from time to time determine the participants who may participate in the New Share Incentive Plan ("Participants") and to whom Options and/or RSUs may be granted, including the number of Common Shares to be made subject to and the expiry date of each Option granted to a Participant, the other terms of each Option granted to a Participant, and the provisions and restrictions of each RSU granted to a Participant, all such determinations to be made in accordance with the terms and conditions of the New Share Incentive Plan, and the Compensation and Governance Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and the affiliates of the Company and any other factors which the Compensation and Governance Committee deems appropriate and relevant.

Limitations

The aggregate maximum number of Common Shares available for issuance from treasury under the New Share Incentive Plan, subject to adjustment in the event of a stock dividend, consolidation, subdivision or reclassification or otherwise, together with all of the Company's other previously established or proposed share compensation arrangements (including, for greater certainty, the Prior Share Incentive Plan) shall not exceed 8.9% of the total number of Common Shares then outstanding, provided that the maximum number Common Shares available for issuance in connection with RSU grants under the RSU Plan shall not exceed 4.0% of the total number of Common Shares then outstanding (subject to adjustment as provided for in the New Share Incentive Plan). Any Common Shares subject to an Option or RSU which has been granted under the New Share Incentive Plan or the Prior Share Option Plan and which has been cancelled or terminated in accordance with the terms of the New Share Incentive Plan prior to such Option or RSU being fully vested will again be available under the New Share Incentive Plan. In the event that the Company elects to satisfy its payment obligation with respect to RSUs in cash rather than delivering Common Shares, any Common Shares that otherwise would have been subject to such RSU will again be available under the New Share Incentive Plan.

The maximum number of Common Shares issuable to Insiders (within the meaning of the TSX Company Manual), at any time, pursuant to the New Share Incentive Plan and any other security-based compensation arrangements of the Company (including, for greater certainty, the Prior Share Incentive Plan) is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one (1) year period, pursuant to the New Share Incentive Plan and any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

The maximum number of Common Shares issuable to non-employee directors, at any time, pursuant to the New Share Incentive Plan and any other security-based compensation arrangements of the Company (including, for greater certainty, the Prior Share Incentive Plan) is 1% of the total number of Common Shares then outstanding. The total annual grant to any one non-employee director, within any one (1) year period, pursuant to the New Share Incentive Plan and any other security-based compensation arrangements of the Company (including, for greater certainty, the Prior Share Incentive Plan) shall not exceed a maximum grant value of C$150,000 worth of securities, of which the value of Options shall not exceed $100,000 per non-employee director. In determining the value of securities granted under all security-based compensation arrangements of the Company, the generally-accepted valuation model must be used.

For the purpose of determining limitations, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option or RSU.

For the purpose of determining limitations, the aggregate number of securities granted under all security-based compensation arrangements of the Company will be calculated without reference to the initial securities granted under such arrangements to a person (who was not previously an Insider of the Company or an affiliate of the Company) upon such person becoming a director of the Company or an affiliate of the Company; however, the aggregate number of securities granted under all security-based compensation arrangements of the Company in such initial grant may not exceed a maximum grant value of C$150,000 worth of securities, of which the value of Options shall not exceed $100,000 per non-employee director.

In order to comply with the provisions of Section 162(m) (as defined in the New Share Incentive Plan), no Participant may be granted RSUs, whether ultimately settled in Common Shares or cash, for more than 3,000,000 Common Shares (subject to adjustment related to a stock dividend, consolidation, subdivision or reclassification or as otherwise permitted) in the aggregate in any calendar year. No Participant will be granted Options for more than 3,000,000 Common Shares (subject to adjustment related to a stock dividend, consolidation, subdivision or reclassification or as otherwise permitted) in the aggregate in any calendar year. This limitation only applies with respect to the Options and RSUs granted under the New Share Incentive Plan, and limitations on awards granted under any other shareholder approved executive incentive plan maintained by the Company will be governed solely by the terms of such other plan.

Grant of Options

The Share Option Plan provides for the grant of Options for the purchase of Common Shares to eligible employees and eligible contractors. Each Option grant is to be evidenced by a stock option notice or stock option agreement setting out the terms and conditions consistent with the provisions of the New Share Incentive Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time. Directors are not eligible for grants of Options under the Share Option Plan.

The price per Common Share at which any Common Share which is the subject of an Option may be purchased is to be determined by the Compensation and Governance Committee at the time the Option is granted, provided that such price is not less than the greater of: (i) the Market Value (generally being the weighted average trading price of Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the date as of which Market Value is determined) on the last trading day immediately preceding the date of the grant of such Option; and (ii) the closing price of the Common Shares on the TSX or any other stock exchange on which the Common Shares are listed on the last trading day immediately preceding the date of grant of such Option.

The Option period for each Option is the period of time as shall be determined by the Compensation and Governance Committee. Subject to certain exceptions, an Option period cannot exceed ten (10) years. However, if the expiration date falls within a blackout period or within ten (10) business days after a blackout period expiry date, then the expiration date of the Option will be the date which is ten (10) business days after the blackout period expiry date.

If Options granted under the Share Option Plan are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under the lapsed Options.

Except as otherwise specifically provided by the New Share Incentive Plan in connection with a Change of Control (as defined in the New Share Incentive Plan) and subject to any additional limitations contained in any employment contract, an Option may be exercised during the term of the Option only in accordance with the vesting schedule, if any, determined by the Compensation and Governance Committee, in its sole and absolute discretion, at the time of the grant of the Option, which vesting schedule may include performance vesting or acceleration of vesting in certain circumstances and which may be amended or changed by the Compensation and Governance Committee from time to time with respect to a particular Option.

Effect of Change of Control on Options

In the event of a Change of Control and if, within twelve (12) months of such Change of Control, the Company terminates the employment or services of said optionee/employee for any reason other than just cause or if the optionee is an eligible employee and terminates his or her employment with the Company for Good Reason (as defined in the New Share Incentive Plan) or as otherwise specified in the grant agreement, then, on such date, all of the optionee's Options will immediately fully vest, if not already vested. In the foregoing event, all Options so vested may be exercised in whole or in part by the optionee from such applicable date until their respective expiry dates.

If there is a take-over bid (within the meaning of the Securities Act (British Columbia)) made for all or a portion of the outstanding Common Shares, then the Compensation and Governance Committee may, by resolution, permit all Options outstanding to become immediately exercisable, in order to permit Common Shares issuable under such Options to be tendered to such bid. The Share Option Plan includes such a provision to allow the Compensation and Governance Committee and Board flexibility to act in the interests of all stakeholders in the event the Company is the target of a take-over bid.

Effect of Death on Options

If a Participant which is not an individual, the primary individual providing services to the Company or an affiliate of the Company, on behalf of the eligible contractor (in each case, the "deceased"), shall die, any Option held by the deceased at the date of such death shall become immediately exercisable notwithstanding any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the Option shall pass by the will of the deceased or the laws of descent and distribution for a period of one (1) year following the date of death, but only to the extent that such optionee was entitled to exercise the Option at the date of the deceased's death in accordance with the New Share Incentive Plan.

Effect of Termination of Employment or Services on Options

If a Participant: (i) ceases to be a director of the Company or an affiliate of the Company (and is not or does not continue to be an employee thereof) for any reason (other than death); or (ii) ceases to be employed by, or provide services to, the Company or an affiliate of the Company (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Company or an affiliate of the Company, for any reason (other than death) or receives notice from the Company or an affiliate of the Company of the termination of his or her employment contract, except as otherwise provided in any applicable employment contract or applicable stock option notice or stock option agreement, in situations of termination not for cause, such Participant will have ninety (90) days (unless extended by the Board) following the termination to exercise his or her Options to the extent that such participant was entitled to exercise such Options at the date of termination and, in situations other than a termination not for cause, any Options held by such Participant on the date of termination shall be forfeited and cancelled as of that date. Notwithstanding the foregoing or any employment contract, in no event may such right extend beyond the original Option period.

Grant of RSUs

Subject to the limitations in the New Share Incentive Plan, the Company may from time to time grant RSUs to U.S. Participants and Canadian Participants (as defined in the New Share Incentive Plan) who are not eligible contractors in such numbers, at such times and on such terms and conditions, consistent with the New Share Incentive Plan, as the Compensation and Governance Committee may in its sole discretion determine.

Vesting of RSUs

An RSU award granted to a Participant for services rendered will entitle the Participant, subject to the Participant's satisfaction of any conditions, restrictions or limitations imposed under the New Share Incentive Plan or RSU grant letter, to receive a payment in fully paid Common Shares or, at the option of the Company, in cash in an amount equal to the Market Value of the Common Shares issuable under the RSU award. The date on which an RSU award, or the relevant portion thereof, becomes fully vested (whether by virtue of the satisfaction of performance conditions or time-based continued service conditions, as a result of the Compensation and Governance Committee's action to waive vesting conditions and accelerate vesting, or any other reason under the terms of the New Share Incentive Plan and applicable RSU grant letter is the vesting date.

The RSU grant letter will specify the date(s) on which the RSUs will be settled/paid out, typically at the end of the performance period (for performance-based vesting conditions), or at the end of the required continued service period (for time-based service vesting conditions), which date(s) shall be no later than December 31st of the third calendar year following the service year applicable to the particular RSU award (each such date a "Scheduled Payment Date"). Except as otherwise provided in the New Share Incentive Plan, the redemption/payment with respect to RSUs will occur on the Scheduled Payment Date(s). Notwithstanding that the vesting date(s) for such RSUs may be earlier. For greater certainty and by way of example, if an RSU grant letter states that the RSUs become vested as to 1/3 of the units on the first anniversary of the grant date, 1/3 on the second anniversary and 1/3 on the third anniversary, the vesting dates will be the first, second and third anniversaries of the grant date, in each case as to 1/3 of the units awarded under the RSU grant letter. However, the RSU grant letter may specify that the Scheduled Payment Date with respect to all of the RSUs is the third anniversary of the grant date. Similarly, if a portion of a RSU award becomes fully vested upon achievement of stated performance goals (including vesting of a portion of the RSU award if stated goals have been achieved at specific intervals during the performance period), the date on which the portion of the RSU award becomes vested and non-forfeitable is the vesting date. The RSU grant letter may provide that the Scheduled Payment Date for all such RSUs under the RSU award is the last day of the performance period, notwithstanding that a portion of the Restricted Share Units may become vested earlier.

Subject to the foregoing, the Compensation and Governance Committee is to, in its sole discretion, determine any and all conditions that may be based on either or both of time and performance criteria. Except as otherwise determined by the Compensation and Governance Committee and as set forth in the applicable RSU grant letter or, as provided in an applicable employment contract (but, as to U.S. Participants, an employment contract will not alter or amend the terms of RSUs that are outstanding as of the effective date of the applicable provisions in the employment contract in a manner that will cause the outstanding RSUs to fail to comply with applicable US laws):

1.

in the event of the death of a Participant, all unvested RSUs credited to the Participant will vest on the date of the Participant's death. The Common Shares represented by the RSUs held by the Participant shall be issued or acquired in the open market by the broker of the Company, or cash will be paid, as determined by the Compensation and Governance Committee, to or for the benefit of the Participant's estate on the ninetieth (90th) day following the Participant's death;

2.

in the event of the disability of a Participant, RSUs that were not vested as of the date the Participant experiences a disability will be forfeited, provided that a pro rata portion of such unvested RSUs shall not be forfeited but will be settled/paid out at the time and in the manner that otherwise would apply under the terms of the New Share Incentive Plan and applicable RSU grant letter. The pro rata portion will be determined based on the number of days the Participant was employed by the Company or an affiliate of the Company (in the case of an eligible employee), or the number of days of service to the Company or an affiliate of the Company (in the case of an eligible consultant) during the performance period prior to the onset of the disability as compared to the total number of days in the performance period;

3.

subject to a Change of Control, if a Participant ceases to be employed by, or provide services to, the Company or an affiliate of the Company (and is not or does not continue to be a director or employee thereof) as a result of termination without cause, all unvested RSUs credited to the Participant shall be forfeited; and

4.

if a Participant: (i) ceases to be a director of the Company or an affiliate of the Company (and is not or does not continue to be an employee thereof) for any reason other than death or disability; or (ii) ceases to be employed by, or provide services to the Company or an affiliate of the Company (as is not or does not continue to be a director or employee thereof) for any reason other than death, disability or termination without cause, all RSUs held by such Participant shall be forfeited and cancelled as of the date of termination, and the Participant shall have no entitlement to receive any payment in respect of such forfeited and cancelled as of the date of termination, and the Participant will have no entitlement to receive any payment in respect of such forfeited RSUs or any other amount in respect of such forfeited RSUs, by way of damages, payment in lieu or otherwise.

Settlement of RSUs

Subject to the ability of the Company to choose to settle RSUs by way of a cash payment to the Participant, as described below, the payment obligation in respect of any vested RSUs, net of any applicable taxes and other source deductions required to be withheld, will be settled, on the redemption of the RSUs, with the issue of fully paid Common Shares from treasury or, in the event that the Company elects not to issue Common Shares from treasury, by having a broker acquire Common Shares in the open market (using funds paid to a broker by the Company of the Participant for such purpose) on behalf of the Participant.

In the event that the Company elects to satisfy its payment obligation in cash, the RSUs shall be redeemed and paid by the affiliate of the Company that is the employer of the Participant to the Participant subject to any withholding taxes and other source deductibles. The Market Value of the vested RSUs so redeemed shall, after deduction of any applicable taxes and other source deductions required to be withheld by the applicable affiliate of the Company, be paid in cash.

In the event that the payment obligation in respect of vested RSUs is settled in Common Shares, a Participant may direct to have a broker sell such Common Shares on behalf of the Participant.

Payment of Dividend Equivalents

Subject to the absolute discretion of the Compensation and Governance Committee and in accordance with the New Share Incentive Plan, the Compensation and Governance Committee may elect to credit, as a bonus for services rendered in the calendar year containing the payment date for cash dividends paid on Common Shares (the "Dividend Payment Date"), a Participant with additional RSUs. In such case, the number of additional RSUs so credited will be equal to the aggregate amount of dividends that would have been paid to the Participant if the RSUs in the Participant's account as of the record date for payment of such dividends (the "Dividend Record Date") had been Common Shares divided by the Market Value of a Common Share on the Dividend Payment Date. The additional RSUs will vest on the vesting date of the particular RSU award to which the additional RSUs relate and settlement/payment in respect of such additional RSUs will occur at the same time as settlement/payment occurs with respect to the underlying RSUs to which they relate.

Effect of Change of Control on RSUs

With respect to RSUs other than RSUs with performance vesting provisions, in the event of a Change of Control and if, within twelve (12) months of such Change of Control, the Company terminates the employment or services of said Participant/eligible employee for any reason other than just Cause or the Participant is an eligible employee and terminates his or her employment with the Company for Good Reason or as otherwise specified in the grant agreement, then, on the date of such event of termination, all RSUs outstanding and held by the Participant shall immediately vest and shall be redeemed in accordance with the redemption provisions of the RSU Plan, notwithstanding any restricted period(s) or any applicable deferred payment date(s) that otherwise would apply.

With respect to RSUs with performance vesting provisions ("Performance RSUs"), in the event of a Change of Control and if, at the time of the Change of Control:

(a)

the Participant is an eligible employee and, within twelve (12) months of such Change of Control, the Company terminates the employment or services of said Participant/eligible employee for any reason other than just Cause or the Participant is an eligible employee and terminates his or her employment with the Company for Good Reason, then a pro rata portion of the Performance RSUs shall vest on the basis that the Performance RSU vesting date is the date of the Change of Control (unless otherwise determined by the Compensation and Governance Committee, acting reasonably), such pro rata portion of such Performance RSUs to be determined based on the number of days between the date of grant and the date of the Change of Control versus the number of days in the entire performance period for such Performance RSUs, after applying a payout percentage that reflects the level of achievement of objective performance goals, either individually, alternatively or in any combination, applied on a corporate, subsidiary, division, business unit or line of business basis ("Performance Goals") that can be determined as at the date of the Change of Control, and with respect to the Performance Goals that are still in progress or that otherwise cannot be so determined as at the date of the Change of Control, assuming that such Performance Goals are achieved at target. Any Performance RSUs which the Compensation and Governance Committee determines to vest shall become vested and shall be redeemed. Any Performance RSUs which do not become vested shall be terminated and forfeited without payment.

(b)

Notwithstanding any other provision of the New Share Incentive Plan, if Performance RSUs become vested, the Market Value with respect to such Performance RSUs shall be the price per Common Share offered or provided for in the Change of Control transaction (unless otherwise determined by the Compensation and Governance Committee, acting reasonably).

(c)

Except as set forth in the New Share Incentive Plan, if, before any of the Performance RSUs of a Participant vest in accordance with the terms thereof; the Participant is an employee of an affiliate of the Company, but not the Company; and a person, together with persons acting jointly or in concert with such person, other than the Company or an affiliate of the Company, becomes the holder of 50% or more of the aggregate number of voting rights attaching to the outstanding voting securities of such affiliate of the Company (the date such person, together with persons acting jointly or in concert with such person becomes such a holder being hereinafter referred to as the "Acquisition Date"), and, as to U.S. Participants, such event constitutes a "change in ownership", a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of an affiliate of the Company, as defined in the applicable U.S. law; then unless otherwise provided in an award agreement: a pro rata portion of the Performance RSUs granted to the Participant shall vest on the basis that the vesting date is the Acquisition Date (unless otherwise determined by the Compensation and Governance Committee, acting reasonably), such pro rata portion of such Performance RSUs to be determined based on the number of days between the date of grant and the date of the Change of Control versus the number of days in the entire performance period for such Performance RSUs, after applying a payout percentage that reflects the level of achievement of Performance Goals that can be determined as at the date of the Change of Control, and with respect to the Performance Goals that are still in progress or that otherwise cannot be so determined as at the date of the Change of Control, assuming that such Performance Goals are achieved at target. Any Performance RSUs which the Compensation and Governance Committee determines to vest shall become vested and shall be redeemed. Any Performance RSUs which do not become vested shall be terminated and forfeited without payment.

Amendment of the New Share Incentive Plan

The Board or the Compensation and Governance Committee, as the case may be, may suspend or discontinue the New Share Incentive Plan, or any portion thereof, at any time without first obtaining shareholder approval and in its absolute discretion, provided that, without the consent of a Participant, such suspension or discontinuance may not in any manner adversely affect the Participant's rights under any Option or RSU granted under the New Share Incentive Plan. The Board or the Compensation and Governance Committee may not make the following amendments to the New Share Incentive Plan, without receiving shareholder approval and any required regulatory approval:

(a)

change the maximum number of securities issuable under the New Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment related to a stock dividend, consolidation, subdivision or reclassification;

(b)	make amendments to remove or to exceed the insider participation limit;

(c)	make amendments to the non-employee director participation limit;

(d)	reduce the exercise price of any Option, other than an adjustment related to a stock dividend, consolidation, subdivision or reclassification;

(e)	extend the expiry date of an Option other than as then permitted under the Share Option Plan;

(f)	change the number of days set out in the Share Option Plan with respect to the extension of the expiry date of an Option expiring during or immediately following a blackout period;

(g)	cancel any Option and replace such Option with an Option which has a lower exercise price, other than an adjustment related to a stock dividend, consolidation, subdivision or reclassification;

(h)

make amendments to the non-assignment provision of the New Share Incentive Plan that would permit Options or RSUs, or any other right or interest of a Participant under the New Share Incentive Plan, to be assigned or transferred, other than for normal estate settlement purposes;

(i)	make amendments to the Participants to whom Options or RSUs may be granted pursuant to the Share Option Plan and the RSU Plan, respectively; and

(j)	make amendments to the amendment provision of the New Share Incentive Plan.

The Board or the Compensation and Governance Committee may, subject to receipt of requisite regulatory approval, where required, in its sole discretion and without shareholder approval, make all other amendments to the New Share Incentive Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)

the addition or a change to the vesting provisions of an Option, an RSU or the New Share Incentive Plan, other than changes to the exercise price and the expiration date of an Option related to a stock dividend, consolidation, subdivision or reclassification or as otherwise permitted under the New Share Incentive Plan;

(c)	a change to the termination provisions of an Option, a RSU or the New Share Incentive Plan;

(d)	amendments to reflect changes to applicable securities laws;

(e)	amendments to the provisions concerning the effect of the termination of an Option holder's position, employment or services of such Option holder's status under the Share Option Plan;

(f)

amendments to provide a cashless exercise feature to any Option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan; and

(g)

amendments to ensure that the RSUs granted under the New Share Incentive Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom an RSU has been granted may from time to time be resident or a citizen.

Non-Assignability

No Option or RSU and no other right or interest of a Participant is assignable or transferable, but shall thereafter enure to the benefit of and be binding upon the beneficiaries of the Participant.

Adjustments to the Number of Common Shares subject to the New Share Incentive Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Compensation and Governance Committee in: (a) the number of Common Shares available under the New Share Incentive Plan; (b) the number of Common Shares subject to any Option or RSU; and (c) the exercise price of the Common Shares subject to Options. If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the New Share Incentive Plan.

Securities Exchange Take-over Bid

In the event that the Company becomes the subject of a take-over bid (within the meaning of the Securities Act (British Columbia)) pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the Securities Act (British Columbia) and where consideration is paid in whole or in part in equity securities of the offeror, the Compensation and Governance Committee may send notice to all optionees and all holders of RSUs requiring them to surrender their Options or RSUs, as applicable, within ten (10) days of the mailing of such notice, and the optionees and holders of RSUs shall be deemed to have surrendered such Options or RSUs, as applicable, on the tenth (10th) day after the mailing of such notice without further formality, provided that:

(a)

the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to the optionees or replacement restricted share rights to the holders of RSUs, as applicable, on the equity securities offered as consideration;

(b)

the Compensation and Governance Committee has determined, in good faith, that such replacement options or restricted share rights, as applicable, have substantially the same economic value as the Options or RSUs, as applicable, being surrendered; and

(c)

the surrender of Options or RSUs and the granting of replacement options or replacement restricted share rights can be effected on a tax deferred basis under the Income Tax Act (Canada) and in a manner that complies with, and creates no adverse tax consequences under applicable U.S. tax laws.

SIP Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the SIP Resolution, in the form set out below, subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of New Share Incentive Plan (including, for greater certainty, the Share Option Plan and the RSU Plan), and approving all unallocated options, rights and other entitlements under the New Share Incentive Plan. The TSX has conditionally approved the New Share Incentive Plan, subject to shareholder approval. To be effective, the SIP Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The text of the SIP Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"BE IT RESOLVED THAT:

1.

the share incentive plan comprised of a share option plan and restricted share unit plan (the "RSU Plan") in the form set out in Schedule "B" to the management information circular of the Company dated May 13, 2016 (the "New Share Incentive Plan"), which provides for the granting of options and restricted share units, be and is hereby ratified, confirmed and approved;

2.	the New Share Incentive Plan supersedes and replaces any former share incentive plans of the Company;

3.	all unallocated options, rights and other entitlements pursuant to the New Share Incentive Plan be and are hereby approved;

4.

the Company may continue to grant options, restricted share units and other entitlements under the New Share Incentive Plan until June 15, 2019, which is the date that is three (3) years from the date of the Meeting at which this shareholder approval is being sought; and

5.

any one officer or any one director of the Company be, and hereby is, authorized and directed, acting for, and on behalf of the Company, to execute and deliver or cause to be executed and delivered, all such documents, agreements and instruments as are necessary or desirable to give effect to the foregoing resolutions, and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such acts or things in order to implement the New Share Incentive Plan."

The Board and management of the Company recommend that Shareholders vote in favour of the SIP Resolution, and the persons named in the enclosed form of proxy vote FOR the approval of the SIP Resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Non-Binding Advisory Vote on the Company's Approach to Executive Compensation

The Board has adopted a policy that provides for an annual non-binding advisory shareholder vote on the Company's approach to executive compensation, known as "Say on Pay''. The Say on Pay policy is designed to enhance accountability for the compensation decisions made by the Board by giving shareholders a formal opportunity to provide their views on the Board's approach to executive compensation through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its report on voting results for each annual meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with shareholders.

If the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review the Company's approach to compensation in the context of those concerns. Results from the Board's review will be discussed in the Company's management information circular for the following year. Shareholders are encouraged to review and consider the detailed information regarding the Company's approach to compensation under "Part Three — Statement of Executive Compensation''.

At the Meeting, Shareholders of the Company will be asked to pass the following non-binding advisory resolution on the acceptance of the Company's approach to executive compensation, known as "Say on Pay". The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

"BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board's approach to executive compensation disclosed under "Part Three — Statement of Executive Compensation'' in the management information circular of the Company dated May 13, 2016 delivered in advance of the Meeting."

The Board and management of the Company recommend that Shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote FOR the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Shareholders who vote against the resolution are encouraged to contact the Board by writing to the Corporate Secretary, Klondex Mines Ltd., 1055 West Hastings Street, Suite 2200, Vancouver, British Columbia, V6E 2E9.

Other Matters

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the form of proxy accompanying this Circular will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

PART THREE – STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Governance

The Compensation and Governance Committee is currently composed of three members: Mark J. Daniel, Richard J. Hall and Charles Oliver, all of whom are independent directors, as determined under National Policy 58-201 – Corporate Governance Guidelines (see "Part Six – Statement of Corporate Governance Practices – Corporate Governance Guidelines"). Each member of the Compensation and Governance Committee draws upon their skills and experience as directors and compensation committee members of other similar companies in the mining industry in making decisions on the suitability of the Company's compensation policies and practices.

The Company's compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company's business. These policies and programs are intended to attract and retain capable and experienced people. The Compensation and Governance Committee's role and philosophy is to ensure that the Company's compensation goals and objectives, as applied to the actual compensation paid to the Company's executive officers, are aligned with the Company's overall business objectives and with Shareholder interests.

In addition to industry comparables, the Compensation and Governance Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and Shareholders, overall financial and operating performance of the Company and the Compensation and Governance Committee's assessment of each executive's individual performance and contribution toward meeting corporate objectives.

The function of the Compensation and Governance Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation and Governance Committee is empowered to review the compensation levels of the Company's executive officers and to report and make recommendations thereon to the Board; to review the strategic objectives of the Company's share option and other share-based compensation plans and to set share-based compensation; and to consider any other matters which, in the Compensation and Governance Committee's judgment, should be taken into account in reaching any recommendation to the Board concerning the compensation levels of the Company's executive officers.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management, although the Compensation and Governance Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company's senior executives.

The Compensation and Governance Committee engaged an independent consulting firm, Hugessen Consulting Inc. ("Hugessen"), to provide it with independent advice on executive compensation and related governance matters in connection with the approach of the Company towards executive and director compensation for 2015 and beyond. The nature and scope of services provided and to be provided by Hugessen to the Compensation and Governance Committee includes:

•	providing advice regarding NEO compensation program design and pay levels;
•	providing advice regarding non-executive director compensation structure and levels;
•	providing information regarding ongoing and emerging market trends in executive compensation, director compensation and related corporate governance; and
•	providing advice to the Compensation and Governance Committee in advance of Compensation and Governance Committee meetings.

The Compensation and Governance Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Compensation and Governance Committee's recommendations.

Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen require Compensation and Governance Committee pre-approval and the Chair of the Compensation and Governance Committee approves all invoices for work performed by Hugessen. The Compensation and Governance Committee has the authority to hire and fire its independent advisor.

Hugessen was initially retained by the Company in February 2015. The table below outlines the fees paid to Hugessen over the last two years for services related to determining the compensation of our directors and officers. Hugessen did not provide any other services in 2014.

	2014	2015
Executive Compensation-Related Fees	Nil	C$76,067
All Other Fees	Nil	Nil

Philosophy and Objectives

The compensation program for the Company's senior management is designed to ensure the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	aligning their interests with the interests of Shareholders.

Peer Group

The Compensation and Governance Committee compares the Company's compensation structure and levels with a peer group of companies, including base salary, target compensation and actual compensation for each NEO (as defined below) according to position title, organizational role and overall scope of responsibility. The 2015 peer group used by the Compensation and Governance Committee in making its recommendations to the Board included the following 12 publicly traded mining companies with which the Company competes for executive talent and which the Company sees as its best comparables in order to ensure the Company remains competitive in attracting, motivating, and retaining highly qualified and experienced executives. Companies were selected for inclusion in the peer group after an in-depth review of many factors, including company size, geographic location, market capitalization, asset composition, degree of complexity and stage of operations.

Company	Company
Alamos Gold Inc.	Primero Mining Corp.
Allied Nevada Gold Corp.	Richmont Mines Inc.
Argonaut Gold Inc.	Rio Alto Mining Limited
Gold Resource Corp.	Silvercrest Mines Inc.
Kirkland Lake Gold Inc.	St. Andrew Goldfields Ltd.
Lake Shore Gold Corp.	Timmins Gold Corp.

Named Executive Officers for the Fiscal Year Ended December 31, 2015

Securities legislation requires the disclosure of compensation received by each "Named Executive Officer" of the Company for the three most recently completed financial years. "Named Executive Officer" (or "NEO") is defined by the legislation to mean (i) each of the Chief Executive Officer and the Chief Financial Officer of the Company, (ii) each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation exceeds C$150,000, and (iii) any additional individual who would be an NEO under (ii) but for the fact that the individual was not serving as an executive officer of the Company or in a similar capacity at the end of the most recently completed financial year end of the Company. For the 2015 year, the NEOs of the Company were the following:

•	Paul Huet, President and Chief Executive Officer;
•	Barry Dahl, Chief Financial Officer and Corporate Secretary;
•	Brent Kristof, Former Chief Operating Officer;
•	Michael Doolin, Chief Operating Officer; and
•	Brian Morris, Vice President, Exploration.

Elements of Compensation Program for the Fiscal Year Ended December 31, 2015

The compensation packages for the executive officers of the Company are based on a base salary, a bonus based on agreed objectives and the achievement of set milestones, and both incentive stock options and share-based awards, each granted under the Company's share incentive plan. The executive officers' compensation packages also include additional benefits, as more clearly set out under the heading "Termination and Change of Control Benefits". The Compensation and Governance Committee annually reviews the total compensation package of each of the Company's executive officers on an individual basis, against the backdrop of the compensation goals and objectives described above, and makes recommendations to the Board concerning the individual components of their compensation.

Cash Salary

The Company provides executive officers with base salaries that represent a fixed element of compensation and their minimum compensation for services rendered, or expected to be rendered. Executive officers' base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, competitiveness, and the Company's existing financial resources. Base salaries are determined annually based on the Compensation and Governance Committee's recommendations to the Board.

The Compensation and Governance Committee annually reviews the base salaries of the executive officers of the Company against compensation packages and practices for executive officers in comparable positions of public companies in the mining industry (see "Peer Group" above). The Compensation and Governance Committee also reviews third party compensation reports in making its recommendations.

Cash Bonus

Annual cash incentives are a variable component of compensation designed to reward the Company's executive officers for maximizing annual operating performance.

The Company's business plan requires that the focus of the Company be on exploration, project development milestones and safe, efficient and responsible (environmental and social) production growth. These measures are therefore regarded as the basis for the annual variable incentive scheme, linking management performance with the commitments made to the Company's shareholders. Bonus payments are awarded by the Compensation and Governance Committee, subject to Board approval, under the Company's short-term incentive plan (the "STIP") to executives, after taking into account corporate performance and individual performance as an executive.

The Compensation and Governance Committee is responsible for setting the performance measures applicable to the annual awards and for determining the extent to which such performance measures are met. The formula set out below is used to determine actual cash bonus awards for participants under the STIP:

Base		Target			Corporate		Corporate		Individual		Individual			Actual
Salary	x	Bonus	[x]	[	Score	x	Score	+	Score	x	Score	]	=	Cash
		Rate			Weighting				Weighting					Bonus

The amount of the awards may be varied from the amount calculated at the reasonable discretion of the Compensation and Governance Committee. Details relating to the determination of the NEOs' performance scores and the factors leading to the determination the actual cash bonuses paid to the NEOs for the 2015 year are set out below.

Performance Score

Individual performance is assessed on performance relative to goals and objectives determined at the beginning of the year, based on both corporate objectives and certain individualized objectives particular to each individual executive.

In assessing corporate performance, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market prices for the gold and silver produced by the Company. When applying the corporate performance criteria, the Compensation and Governance Committee considers factors over which the executive officers can exercise control, such as meeting production budget targets established by the Board at the beginning of each year, controlling costs, safety performance, taking advantage of business opportunities and enhancing the competitive and business prospects of the Company. In determining payout amounts, the members of the Compensation and Governance Committee draw on their experience as directors and compensation committee members of other similar companies in the mining industry.

In assessing the 2015 personal performance score used for determining annual cash bonuses, the Compensation and Governance Committee evaluated progress against the Company's strategic plan and the written individual objectives established for each of the executive officers, which were reviewed and approved by the Compensation and Governance Committee in advance. The individual objectives used to evaluate the performance of the NEOs for the 2015 year varied as between each of the NEOs to account for the different roles served by each NEO within the Company and, as a consequence, the different goals of the Company believed by the Compensation and Governance Committee to most highly correlate with the performance of such NEO. Common corporate objectives were also set by the Compensation and Governance Committee to factor into each of the executives officers' annual incentive awards. Each of the executive officers' annual incentive awards were determined based on what the Compensation and Governance Committee determined to be weightings between corporate and individual objectives, based on the role of the particular executive officer.

For each of the corporate objectives, the Compensation and Governance Committee adopted a four-point graduated scale of payout percentages based on meeting or exceeding such targets, with payout percentages for each corporate objective being 0, 50%, 100% or 150%, based on the Company's performance against the specified target ranges. In all cases, the Compensation and Governance Committee retained the ability to make any discretionary adjustments it deemed to be appropriate, taking into account all factors and circumstances. As a result, when determining whether a goal was achieved, the Compensation and Governance Committee took a flexible approach and did not always keep exactly with such four payout percentages. In assessing the executive officers' level of achievement in respect of their individual objectives, the Compensation and Governance Committee took a flexible approach and assigned a score from 0% to 150% for each objective based on how well the executive officer was found to have performed in respect of the particular objective.

The following sets out the established corporate performance objectives for the Company for 2015, along with the weighting given by the Compensation and Governance Committee to each objective, the score awarded by the Compensation and Governance Committee in respect of each objective and the resulting weighted scores.

Objective	Target	Commentary	Weight (A)	Score (B)	Weighted Score (A x B)
Health & Safety	20% below MSHA's 2014 total medical reportable average of 3.16.	Rate of 2.33 achieved.	15%	129%	19%
Environmental Compliance	Two or less environmental reportable incidences for the 2015.	The Company received zero fines in 2015.	5%	150%	8%
Environmental Permitting	Obtain all permits in a timely manner.	The Company was able to obtain the Hilfikker wall permit, the Fire Creek Water Pollution Control Permit and the Environmental Assessment for Fire Creek in a timely manner based on pre- determined internal expected dates.	15%	100%	15%
Production	120,000 AuEq ounces.	Production of 127,527 AuEq ounces achieved.	30%	123%	37%
Cash Costs	Cash costs between US$600 and US$630 per AuEq ounce recovered.	US$626 per AuEq ounce.	20%	100%	20%
Share Price	Outperform median of peer group (excluding the peers with the best and worst share price performance, and those involved in bankruptcies or M&A activity).	The peer group median share price change for 2015 was a decrease by 37.7%. The price of the Company's Common Shares increased by 45.1% in 2015.	15%	150%	23%
Total	--	--	100%	--	121%

The total weighted score, based on the Compensation and Governance Committee's assessment of the Company's performance in respect of all of the corporate objectives was 121% for 2015.

The following tables set out the established performance objectives for each of the NEOs for 2015, along with the weighting given by the Compensation and Governance Committee to each objective, the payout percentage awarded by the Compensation and Governance Committee in respect of each objective and the resulting performance scores, the total of which is applied as the "overall performance score" to the formula above.

Paul Huet, President and Chief Executive Officer

Objective	Actual	Weight % (A)	Performance Score (B)	Weighted Score (A x B)
Meet Free Cash Flow Expectations	US$13.6 million	40%	150%	60%
Increase Mill Throughput	716 tpd	20%	150%	30%
Develop 3-Year Strategy to Fill Midas Mill to 1,200 tpd	Completed	20%	100%	20%
Increase Analyst Coverage	Completed	20%	150%	30%
Total	--	100%	--	140%

Barry Dahl, Chief Financial Officer and Corporate Secretary

Objective	Actual	Weight % (A)	Performance Score (B)	Weighted Score (A x B)
Meet Free Cash Flow Expectations	US$13.6 million	40%	150%	60%
Consolidate And Streamline Accounting System	Completed	30%	100%	30%
Complete NYSE MKT Listing	Completed	20%	100%	20%
Oversee Conversion of Financial Reporting to US Dollars	Completed	10%	100%	10%
Total	--	100%	--	120%

Michael Doolin, Vice President Planning and Technical Services

Objective	Actual	Weight % (A)	Performance Score (B)	Weighted Score (A x B)
Lead Due Diligence Reviews of Two Projects	Completed	20%	100%	20%
Increase Mill Throughput	716 tpd	20%	150%	30%
Establish Criteria and System to Execute Business Plan	Completed	20%	100%	20%
Implement Communications and Reporting Procedures	Completed	20%	150%	30%
Develop Metallurgical Testing Program	Completed	10%	100%	10%
Develop & Implement Environmental Management System	Completed	10%	100%	10%
Total	--	100%	--	120%

Brian Morris, Vice President Exploration

Objective	Actual	Weight % (A)	Performance Score (B)	Weighted Score (A x B)
Increase Mineral Resources (Net of Depletion)	+20%	40%	150%	60%
Develop QA/QC Program	Completed	30%	100%	30%
Manage the Company's Land Package	Completed	20%	100%	20%
Establish Exploration Management System	In Progress	10%	80%	8%
Total	--	100%	--	118%

The Compensation and Governance Committee and the Board reviewed the President and Chief Executive Officer's progress against his objectives, and reviewed the President and Chief Executive Officer's assessment of the progress of each of the other executive officers against their respective objectives, and determined the level and quality of each executive officer's performance achievement, as shown above. Based on that assessment, the Compensation and Governance Committee recommended to the Board, and the Board approved, an appropriate individual performance score for the President and Chief Executive Officer. The Compensation and Governance Committee then reviewed and approved the individual performance scores that the President and Chief Executive Officer recommended for each of the other executive officers.

Target Bonus Rate and Bonus Payout Amounts

In 2015, the Board set the target bonus rates for each of the NEOs, representing the percentage of their base salary which their cash bonus would total assuming such NEO achieved all of such NEO's pre-determined corporate and individual objectives. Such target bonus rates, along with the calculated bonus amounts (based on the formula for calculating bonus payouts and the performance scores for 2015 explained above), are shown below.

Named Executive Officer	Annual Salary (A)	Target Bonus Rate (B)	Weighting of Corporate Objectives (C)	Weighting of Individual Objectives (D)	Corporate Objectives Score (E)	Individual Objectives Score (F)	2015 Bonus Amount
Paul Huet	US$424,000	85%	85%	15%	121%	140%	US$446,335
Barry Dahl	US$220,000	50%	60%	40%	121%	120%	US$132,660
Michael Doolin	US$248,000	45%	60%	40%	121%	120%	US$134,590
Brian Morris	US$185,000	40%	60%	40%	121%	118%	US$88,652

Mr. Kristof resigned as Chief Operating Officer of the Company on March 7, 2016 and, on the recommendation of the Compensation and Governance Committee, he was paid an annual cash bonus for the 2015 year based on an overall score of 75% of his target bonus.

See "Part Three – Statement of Executive Compensation – Summary Compensation Table".

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way to align their interests with those of Shareholders. Equity participation is accomplished through the Share Incentive Plan and the Share Ownership Policy (see "– Share Ownership Policy" below).

The Share Incentive Plan is intended to emphasize management's commitment to the growth of the Company and the enhancements of shareholders' equity through, for example, improvements in its resource base and share price increases. After reviewing recommendations from the Compensation and Governance Committee, the Board approves base salaries and share and stock option grants at the same time to facilitate consideration of targeted direct compensation to executive officers. Generally, the Board grants options and share-based awards on an annual basis in order to minimize ad hoc option grant proposals and to normalize the compensation process. Previous grants of share-based and option-based awards are taken into account when considering new share-based and option-based grants. Share-based and option-based awards are granted at other times of the year to individuals commencing employment with the Company.

Stock options and restricted common shares were granted to senior executives during 2015. Options and such restricted common shares vest on terms established by the Board and exercise prices for the options are set in accordance with TSX policy. In future years, it is expected that the Company will develop more formal objectives governing security-based compensation of executive officers.

In 2015, the NEOs received the following equity grants:

Named Executive Officer	2015 Option Grants		2015 Restricted Common Shares Grants
	# of units	Grant Date Fair Value(1) (US$)	# of units	Grant Date Fair Value(2) (US$)
Paul Huet	350,000	340,307	66,667	155,183
Barry Dahl	90,500	87,994	38,667	90,006
Brent Kristof	125,000	121,538	55,000	128,025
Michael Doolin	98,000	95,286	42,000	97,765
Brian Morris	337,000	259,467	15,833	36,855

Notes:

(1)

The value of the option-based awards was calculated based on the fair value of the options on their grant date using the Black-Scholes option pricing model. The Company chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. The assumptions used by the Company for determining the fair value of the Options are set out below under "Summary Compensation Table – Black-Scholes Assumptions for Option Grants".

(2)

The share-based awards are based on the fair value of the award on the grant date, which is determined in CAD and converted to USD based on the noon CAD to USD exchange rate on the date of grant or, in the case where markets are closed, on the business day prior to the date of grant.

The Options granted in 2015 vest in the following manner: 1/3 on the day that is one month after the grant date, 1/3 on the first anniversary of the grant date, and 1/3 on the second anniversary of the grant date. The restricted Common Shares granted in 2015 vest in the following manner: 20% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, and 60% on the third anniversary of the grant date.

On May 13, 2016, the Company adopted the New Share Incentive Plan to, among other things, also allow for grants of restricted share units. At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the New Share Incentive Plan, all as more particularly described below (see "Part Two – Business of the Meeting – Approval of the New Share Incentive Plan").

Over the last four years, the Company has put in place a new management team and board of directors as a part of turn-around strategy to enhance shareholder value of the previously-struggling Company. Given the goal to enhance the Company's financial strength and maintain a strong cash position during a volatile period in the mining industry and the need to attract top industry talent at all levels within the Company to enhance the Fire Creek Project and complete and integrate the Midas Mine and Mill acquisition, the Company relied significantly on grants under the Prior Share Incentive Plan to attract and retain employees including its management team. This resulted in a higher than anticipated burn rate under the Prior Share Option Plan. The Company is now re-aligning its practices by adopting compensation-related policies and compensation plans in accordance with industry best practices and good governance standards.

In particular, the following changes are expected to be made to equity-based compensation for executives beginning in 2016:

•	Annual equity-based compensation grants are expected to be sized as a percentage of each executive's base salary;

•

Equity-based compensation for executives is expected to be primarily delivered in the form of full-value share awards, with 60% of these awards subject to performance-based vesting conditions and 40% subject to time-based vesting conditions, rather than in the form of Options;

•	Awards with performance-based vesting are expected to cliff-vest over three years subject to achievement on total shareholder return ("TSR") performance relative to an index of other gold issuers; and

•	Time-based awards are expected to cliff-vest over three years.

Perquisites and Other Personal Benefits

The executive officers of the Company are not generally entitled to significant perquisites or other personal benefits not offered to the Company's other employees; however certain of the executive officers have received certain perquisites as described further under "Part Three – Statement of Executive Compensation – Summary Compensation Table" and "Part Three – Statement of Executive Compensation – Termination and Change of Control Benefits".

Hedging

To further align the interests of executives and directors with the creation and protection of short-term and long-term value for shareholders, the Company has adopted a policy prohibiting officers and directors from engaging in the short selling of, or trading in put options in respect of, the securities of the Company.

The Company has not established any policies related to the purchase by directors or NEOs of financial instruments (including prepaid variable financial contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any director or NEO.

Risk

The Compensation and Governance Committee recognizes that certain elements of compensation could promote unintended inappropriate risk-taking behaviours; however, the Company seeks to ensure that executive compensation packages appropriately balance short term incentives (e.g., base salary and cash bonuses, if applicable) and long-term incentives (e.g., share-based awards and options). Base salaries and personal benefits are not subject to performance risk given the stage of the Company, as discussed above. To receive the benefit of long-term incentives (share-based awards and options), the executive officers must be employed by the Company (subject to limited exceptions), thereby better aligning executive performance with the interests of the Company and Shareholders. The Compensation and Governance Committee believes that executive compensation risk management is reinforced by ongoing Board oversight of, among other things, the Company's financial results, regulatory disclosure, strategic plans, fraud and error reporting, the Audit Committee's regular meetings with the external auditors (including without the presence of management), the Company's internal controls, management information systems and financial control systems.

As additional protection against risks associated with compensation, in May 2016, the Company adopted the Clawback Policy (see "– Clawback Policy" below) and the Share Ownership Policy (see "– Share Ownership Policy" below). Additionally, the Company has adopted a policy that provides for an annual advisory shareholder vote on executive compensation designed to enhance accountability for the compensation decisions made by the Board by giving shareholders a formal opportunity to provide their views on the Board's approach to executive compensation through an annual non-binding advisory vote. See "Part Two – Business of the Meeting – Advisory Vote on the Company's Approach to Executive Compensation".

As a result of the factors discussed above, the Compensation and Governance Committee does not believe that its compensation practices and policies are reasonably likely to have a material adverse effect on the Company.

Clawback Policy

On May 5, 2016, the Board adopted a formal written policy (the "Clawback Policy") providing for the recoupment of certain incentive compensation paid to the executive officers and certain other members of management in cases of a material restatement of the Company's financial statements in certain circumstances as set out below.

The Compensation and Governance Committee will require executive officers and certain other members of management to reimburse, in all appropriate cases as determined by the Compensation and Governance Committee, any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the executive officer or member of management and any non-vested equity-based awards previously granted to the executive officer or member of management (collectively "Incentive Compensation") if: (a) the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement or the correction of a material error, (b) the executive officer or member of management engaged in intentional misconduct that caused or partially caused the need for the restatement or caused or partially caused the material error, and (c) the amount of the Incentive Compensation that would have been awarded to the executive officer or member of management, had the financial results been properly reported would have been lower than the amount actually awarded.

Share Ownership Policy

On May 5, 2016, the Board adopted a share ownership policy (the "Share Ownership Policy") to further align the interests of the executive officers of the Corporation and the other directors of the Company (the "non-management directors") with those of the Shareholders by requiring such persons to own a significant number of Common Shares.

Pursuant to the Share Ownership Policy: (i) each non-management director is required to hold Common Shares having an aggregate value of at least three times the value of the annual base cash retainer or fee paid to the non-management director, (ii) the CEO is required to hold Common Shares having an aggregate value of at least three times his or her annual base salary, and (iii) each of the other executive officers is required to hold Common Shares having an aggregate value of at least one times his or her annual base salary. Non-management directors and executive officers are required to comply with the Share Ownership Policy by the later of (i) the fifth anniversary of such individual's date of hire, appointment or election, and (ii) May 6, 2021.

For the purposes of the Share Ownership Policy, Common Shares issuable upon the vesting of RSUs are treated as Common Shares owned by a director or senior officer in connection with these guidelines. DSUs held by the directors count towards the share ownership requirements under the guidelines. Options held by the directors or senior officer do not count towards the share ownership requirements under the guidelines.

Performance Graph

The following graph compares, from December 31, 2010 to December 31, 2015, the total cumulative return on a C$100 investment in the Common Shares with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Global Gold Index and the S&P/TSX SmallCap Index, to which index the Common Shares were added in 2014.

Stock Chart Comparison
KDX vs S&P/TSX Composite Index, S&P/TSX Global Gold Index and S&P/TSX
SmallCap Index
(assumes $100 invested)

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Company's compensation to executive officers over the same time period. The share price valuation of gold producers, as well as exploration and development companies, fluctuates with changes in the underlying commodity prices, and at no time during the period was compensation intended to reflect share price performance driven by externalities. Alignment with Shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

Summary Compensation Table

The following table sets forth a summary of all compensation for services earned during the year ended December 31, 2015 by the NEOs.

Name and Principal Position	Fiscal year	Salary (US$)	Share- based awards(1) (US$)	Option- based awards (1)(2) (US$)	Non-equity incentive plan compensation		All other compensation (4) (US$)	Total compensation (US$)
					Annual incentive (3) plans (US$)	Long- term incentive plans (US$)
Paul Huet, President and Chief Executive Officer	2015 2014 2013	408,333 321,072 238,705	155,183 136,264 50,056	340,307 400,502 122,434	446,355 251,857 184,883	Nil Nil Nil	61,093 38,268 458,088	1,411,271 1,147,963 1,054,166
Barry L. Dahl, Chief Financial Officer and Corporate Secretary(5)	2015 2014 2013	216,667 200,000 24,809	90,006 101,187 Nil	87,994 93,451 197,455	132,660 96,201 5,839	Nil Nil Nil	43,821 15,061 2,559	571,147 505,899 230,662
Brent Kristof, Former Chief Operating Officer(6)	2015 2014	330,000 233,750	128,025 258,224	121,538 257,177	123,750 136,126	Nil Nil	49,340 51,462	752,653 936,740
Michael Doolin, Chief Operating (7) Officer	2015 2014 2013	240,000 195,000 170,000	97,765 77,865 Nil	95,286 120,151 85,270	134,590 104,400 68,480	Nil Nil Nil	31,897 15,061 13,623	599,537 512,477 337,373
Brian Morris, Vice President, Exploration(8)	2015	185,000	36,855	259,467	88,652	Nil	19,775	589,749

Notes:

(1)

The share-based and option-based awards are based on the fair value of the award on the grant date, which is determined in CAD and converted to USD based on the noon CAD to USD exchange rate on the date of grant or, in the case where markets are closed, on the business day prior to the date of grant.

(2)

The value of the option-based awards was calculated based on the fair value of the options on their grant date using the Black-Scholes option pricing model. The Company chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. The assumptions used by the Company for determining the fair value of the Options using the Black-Scholes model are set out below under "– Black-Scholes Assumptions for Option Grants".

(3)

Cash bonus paid and/or payable at the end of the year. See "Part Three – Statement of Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation Program for the Fiscal Year Ended December 31, 2015 – Cash Bonus".

(4)	Includes payroll and medical benefits paid by the Company. For Mr. Huet, such amounts also include a housing and relocation allowance paid and/or payable at the end of the year.
(5)	Mr. Dahl was appointed Chief Financial Officer of the Company on November 15, 2013.
(6)	Mr. Kristof was appointed Chief Operating Officer of the Company on April 1, 2014 and resigned from the Company on March 7, 2016.
(7)

Mr. Doolin was appointed Vice President, Business Development and Technical Services on November 15, 2012 and was promoted to Chief Operating Officer on March 7, 2016, subsequent to the end of the 2015 financial year.

(8)	Mr. Morris was appointed Vice President, Exploration of the Company on January 1, 2015.

Black-Scholes Assumptions for Option Grants

The Black-Scholes assumptions employed by the Company for valuing the Options granted over the past three years are shown below.

Date of Grant	Average Risk-Free Interest Rate	Expected Dividend Yield	Expected Life of Options	Average Share Price Volatility
July 28, 2015	0.81%	0%	5 years	46.96%
July 24, 2015	0.79%	0%	5 years	46.88%
January 1, 2015	1.34%	0%	5 years	48.55%
July 21, 2014	1.49%	0%	5 years	47.75%
April 23, 2014	1.19%	0%	3 years	43.76%
All 2013 grants	1.21%	0%	3 years	49.58%

Incentive Plan Awards

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2015, for each NEO of the Company in 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Paul Huet, President	50,000	1.35	Feb 24, 2016	53,465
and Chief Executive	437,500	1.50	Oct 11, 2016	420,405	113,333	231,729	Nil
Officer	500,000	2.04	July 21, 2019	285,388
	350,000	2.98	July 24, 2020	Nil
Barry L. Dahl, Chief	350,000	1.58	Nov 15, 2016	316,094
Financial Officer and	116,667	2.04	July 21, 2019	66,591	70,508	144,166	Nil
Corporate Secretary	90,500	2.98	July 24, 2020	Nil
Brent Kristof, Former	300,000	1.83	June 3, 2016	216,750
Chief Operating	150,000	2.20	June 3, 2016	68,276
Officer(3)	56,250	2.04	July 21, 2019	32,106	124,166	253,879	Nil
	125,000	2.98	July 24, 2020	Nil
Michael Doolin, Chief	72,800	1.35	Jan 16, 2016	77,845
Operating Officer	150,000	1.45	Aug 6, 2016	149,558
	150,000	2.04	July 21, 2019	85,616	68,666	140,400	Nil
	98,000	2.98	July 24, 2020	Nil
Brian Morris, Vice	300,000	1.88	Jan 1, 2020	205,913
President,					15,833	32,373	Nil
Exploration (4)	37,000	2.98	July 24, 2020	Nil

Notes:

(1)

Value is based on the difference between the market price of the Common Shares underlying the options and the exercise price of the options as at December 31, 2015, and was converted from CAD to USD based on the noon exchange rate on December 31, 2015. The closing price of the Common Shares as listed on the TSX on December 31, 2015 was C$2.83 per Common Share.

(2)

Value is shown as at December 31, 2015 and is based on the closing price of the Common Shares as listed on the TSX on December 31, 2015, which was C$2.83 per Common Share. The value shown was converted from CAD to USD based on the noon exchange rate on December 31, 2015.

(3)

Mr. Kristof was appointed Chief Operating Officer of the Company on April 1, 2014 and resigned from the Company on March 7, 2016. Following his resignation, a total of 252,083 options and 110,833 restricted Common Share units were cancelled.

(4)

Mr. Doolin was appointed Vice President, Business Development and Technical Services on November 15, 2012 and was promoted to Chief Operating Officer on March 7, 2016, subsequent to the end of the 2015 financial year.

(5)	Mr. Morris was appointed Vice President, Exploration of the Company on January 1, 2015.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of all share-based awards and option-based awards vested as at December 31, 2015 in favor of the NEOs of the Company.

Name	Option-based awards – Value vested during the year(1)(2) (US$)	Share-based awards – Value vested during the year(2)(3) (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Paul Huet, President and Chief	326,092	52,926	Nil
Executive Officer
Barry L. Dahl, Chief Financial Officer	153,012	39,541	Nil
and Corporate Secretary
Brent Kristof, Former Chief	150,350	106,490	Nil
Operating Officer(4)
Michael Doolin, Chief Operating	105,786	30,244	Nil
Officer(5)
Brian Morris, Vice President,	6,601	Nil	Nil
Exploration(6)

Notes:

(1)	This is the aggregate dollar value that would have been realized if the options vested during the year had been exercised on their respective vesting dates.
(2)

In the case where vesting dates fell on a date on which the markets were closed, the closing price on the prior trading day was used for the calculation. The USD value was calculated using the noon exchange rate on the date of vesting.

(3)	This is the aggregate dollar value realized upon vesting of share-based awards as of vesting date.
(4)	Mr. Kristof was appointed Chief Operating Officer of the Company on April 1, 2014 and resigned from the Company on March 7, 2016.
(5)

Mr. Doolin was appointed Vice President, Business Development and Technical Services on November 15, 2012 and was promoted to Chief Operating Officer on March 7, 2016, subsequent to the end of the 2015 financial year.

(6)	Mr. Morris was appointed Vice President, Exploration of the Company on January 1, 2015.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out equity compensation plan information as at December 31, 2015.

Number of securities
	Number of securities to be	Weighted-average exercise	remaining available for
	issued upon exercise of	price of outstanding	future issuance under
Plan Category	outstanding options,	options, warrants and	equity compensation plans
	warrants and rights	rights	(excluding securities
	(a)	(b)	reflected in column (a))
(c)
Equity compensation plans
approved by securityholders	10,775,537(1)	C$2.10	9,657,500(2)(3)
Equity compensation plans not
approved by securityholders	Nil	N/A	Nil
Total	10,775,537	C$2.10	9,657,500

Notes:

(1)

Includes 10,193,318 Common Shares reserved for issuance pursuant to Options granted under the Prior Share Incentive Plan and 582,219 Common Shares reserved for issuance pursuant to restricted Common Shares granted under the Prior Share Incentive Plan.

(2)

The maximum aggregate number of options that can be available for issuance under the Prior Share Incentive Plan at any point in time was 15% of the number of outstanding Common Shares at such time, less (i) the number of Common Shares reserved for issuance under share compensation arrangements other than the Prior Share Incentive Plan, and (ii) any Common Shares reserved for issuance under the Prior Share Incentive Plan. As of December 31, 2015, there were 139,440,413 Common Shares outstanding.

(3)

On May 13, 2016, the Company adopted the New Share Incentive Plan, which contains an 8.9% rolling limit (including up to 4.0% of the number Common Shares outstanding from time to time issuable pursuant to RSUs and including Common Shares issuable pursuant to all security-based compensation arrangements of the Company) and the Company will no longer issue securities pursuant to the Prior Share Incentive Plan (see "Part Two – Business of the Meeting – Approval of the New Share Incentive Plan").

Termination and Change of Control Benefits

Each of the NEOs has entered into an employment agreement with the Company. The following provides details on the status of agreements with each of the NEOs as at December 31, 2015. For the purposes of this section, references to the "Company" refer to the Company and its direct and indirect wholly-owned subsidiaries.

NEO Employment Agreements

Entitlements

Each NEO has an employment agreement with the Company in respect of such NEO's duties with the Company. Each employment agreement provides for (i) an annual base salary, to be reviewed by the President from time to time (by the Board, in the case of Mr. Huet's employment agreement), (ii) a target annual bonus based on a percentage of the NEO's annual base salary (subject to achieving corporate and personal targets to be mutually agreed upon in writing at the beginning of each year), (iii) group benefits, including group insurance, supplemental health insurance, qualified pension, 401(k), hospitalization, medical health and accident, disability, life or similar plan of the Company or an affiliate (collectively, the "Group Benefits"), (iv) entitlement to paid vacation, and (v) eligibility to participate in any equity incentive plan made available to senior management of the Company. In addition, the employment agreements between the Company and each of the NEOs provides that the NEO will be reimbursed for all reasonable and documented travel and out-of-pocket expenses incurred by the NEO in connection with the performance of his duties.

The base annual salaries and target annual bonus percentages for each of the NEOs for 2015 are shown below.

Named Executive Officer	Base Annual Salary	Target Annual Bonus Rate
Paul Huet	US$424,000	85%
Barry Dahl	US$220,000	50%
Brent Kristof	US$330,000	50%
Michael Doolin	US$248,000	45%
Brian Morris	US$185,000	40%

Each of the NEOs' employment agreements also includes covenants relating to non-solicitation, non-competition and confidentiality.

Termination Without Cause

Paul Huet

Under the employment agreements for between the Company and Mr. Huet, if Mr. Huet experiences an involuntary termination of employment by the Company for any reason other than for just cause, then the Company shall pay Mr. Huet for all accrued but unpaid vacation entitlements (net of applicable withholdings). In addition, the Company shall provide to Mr. Huet a lump sum separation payment, net of applicable withholdings and less any amounts owing by the NEO to the Company, (the "Separation Payment") equal to:

(i)	Mr. Huet's monthly base salary (determined as of the termination date) multiplied by 24; plus

(ii)	the monthly premium cost of Group Benefits coverage multiplied by 24; plus

(iii)

an amount equal to two times Mr. Huet's then current target bonus amount for the year in which the termination date occurs (or if the target bonus amount for the year in which the termination date occurs has not been determined as of the termination date, the target bonus amount for the year prior to the termination date); plus

(iv)	an amount equal to 4% of Mr. Huet's monthly base salary (determined as of the termination date) multiplied by 24.

With respect to the calculation in paragraph (iii), the target annual bonus amount shall be used without regard to the achievement of any corporate and personal targets established in connection with such target bonus amount.

In the event the Company terminates the employment agreement and Mr. Huet's employment without cause, all outstanding equity awards granted under compensatory plans shall vest 100%, subject to applicable U.S. tax laws. In the event the Company terminates the employment agreement and Mr. Huet's employment without cause, Mr. Huet shall have ninety (90) days from the termination date to exercise any stock options to acquire Common Shares that he holds that have vested and are unexercised on or before the termination date. Mr. Huet shall not be entitled to be awarded or have any right to receive, after the termination date, any further stock options or damages in lieu of receipt of further stock options, which would have vested after the termination date.

NEOs other than Paul Huet

Under the employment agreements for each of the NEOs other than Mr. Huet, if the NEO experiences an involuntary termination of employment by the Company for any reason other than for just cause, then the Company shall pay the NEO for all accrued but unpaid vacation entitlements (net of applicable withholdings). In addition, the Company shall provide to the NEO a lump sum separation payment, net of applicable withholdings and less any amounts owing by the NEO to the Company, (the "Separation Payment") equal to:

(i)

the NEO's monthly base salary (determined as of the termination date) multiplied by 12, provided that for each completed year of service (but not to exceed six years) measured from the NEO's date of hire, an additional amount equal to one month's base salary will be added; plus

(ii)

the monthly premium cost of Group Benefits coverage multiplied by 12, provided that for each completed year of service (but not to exceed six years) measured from the NEO's date of hire, an additional amount equal to one month's premium cost will be added; plus

(iii)

an amount equal to the NEO's then current target bonus amount for the year in which the termination date occurs (or if the target bonus amount for the year in which the termination date occurs has not been determined as of the termination date, the target bonus amount for the year prior to the termination date) plus an additional amount equal to 1/12th of such bonus amount for each completed year of service (but not to exceed six years) measured from the NEO's date of hire; plus

(iv)

an amount equal to 4% of the NEO's monthly base salary (determined as of the termination date) multiplied by 12, provided that for each completed year of service (but not to exceed six years) measured from the NEO's date of hire, an additional amount equal to 4% of one month's base salary will be added.

For greater certainty, in no circumstances shall the Employee be entitled to a Separation Payment that is more than the equivalent of a total of 18 months of the payments in paragraphs (i),(ii),(iii) and (iv) above (i.e., 12 months plus an additional month for each of the first six years of completed of service from NEO's date of hire, up to a maximum of an additional 6 months). With respect to the calculation in paragraph (iii), the target annual bonus amount shall be used without regard to the achievement of any corporate and personal targets established in connection with such target bonus amount.

In the event the Company terminates the employment agreement and the NEO's employment without cause, all outstanding equity awards granted under compensatory plans shall vest 100%, subject to applicable U.S. tax laws. In the event the Company terminates the employment agreement and the NEO's employment without cause, the NEO shall have ninety (90) days from the termination date to exercise any stock options to acquire Common Shares that he holds that have vested and are unexercised on or before the termination date. The NEO shall not be entitled to be awarded or have any right to receive, after the termination date, any further stock options or damages in lieu of receipt of further stock options, which would have vested after the termination date.

Termination in the Event of a Change of Control

If, within one hundred and eighty (180) days following a Change of Control, the NEO experiences an involuntary termination of employment by the Company or any successor entity without just cause or if the NEO terminates employment for Good Reason, then: (i) all unvested stock options to acquire shares of the Company (or any successor) held by the NEO shall immediately vest on the termination date and the NEO shall have one (1) year after the date of the Change of Control to exercise the vested stock options; (ii) the Company shall provide the NEO with a lump-sum payment equal to the payment the NEO would have received in the event of a termination without cause; (iii) the NEO shall not be entitled to receive any further pay or compensation (except for base salary, if any, accrued and owing under the employment agreement up to the termination date), severance pay, notice, payment in lieu of notice, benefits or damages of any kind, and for clarity, without limiting the foregoing, the NEO shall not be entitled to any bonus or pro-rata bonus payment that has not already been paid to the NEO on or before the termination date.

For the purposes of the employment agreements, a "Change of Control" means: (i) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any person or entity or group of persons or entities, but not including the entering into of an option, joint venture or other arrangement whereby the Company transfers, or has the right to transfer, an interest in its mineral properties yet maintains control, majority ownership or an operating interest in the mineral properties, resulting entity or new arrangement; (ii) the amalgamation, merger or arrangement of the Company with or into another entity where the shareholders of the Company immediately prior to the transaction will hold less than 50% of the voting securities of the resulting entity upon completion of the transaction; (iii) any person or combination of persons acting jointly or in concert, acquiring or becoming the beneficial owner of, directly or indirectly, of more than 50% of the voting securities of the Company whether through the acquisition of previously issued and outstanding voting securities of the Company or of voting securities of the Company that have not previously been issued or any combination thereof or any other transaction with similar effect; or (iv) the Board adopting a resolution to the effect that, for purposes of the Agreement, a Change of Control has occurred, or that such a Change of Control is imminent, in which case, the date of the Change of Control shall be deemed to be the date of such resolution.

For the purposes of the employment agreements, "Good Reason" means the continued occurrence of any of the following conditions without the NEO's consent after the NEO has given the Company written notice of such condition within thirty days following the initial existence of the condition, and the Company has failed to cure such condition within 30 days of the date it received notice of the condition: (i) the Company assigning to the NEO duties materially inconsistent with the NEO's duties and responsibilities under this Agreement, including those management duties performed by the NEO, as an employee of the Company, for the Company or an affiliate of the Company; (ii) a unilateral reduction by the Company of the NEO's base salary, or any unilateral change in the basis upon which the NEO's base salary is determined or paid if the change is or will be materially adverse to the NEO, except where (x) such reduction or change is part of a general reduction in the base salary of all or substantially all of the members of management of the Company and which affects the NEO in substantially the same manner as the other members of the management of the Company who are also affected by such general reduction and (y) such change does not constitute more than ten percent (10%) of the NEO's base salary; (iii) the Company unilaterally relocating the NEO's principal location more than 100 miles from the NEO's current work location; or (iv) any material breach by the Company of any provision of the employment agreement, which is not cured by the Company within thirty (30) days following written notice from the NEO.

Termination and Change of Control Payments

The estimated incremental payments from the Company to each of Messrs. Huet, Dahl, Doolin and Morris, assuming the triggering event occurred on December 31, 2015, are as follows (including all lump sum payment entitlements, as well as the value of all unvested option-based and share-based awards that would become vested):

NEO	Termination without cause	Termination upon change of control
Paul Huet	US$2,025,634	US$2,025,634
Barry Dahl	US$615,801	US$615,801
Michael Doolin	US$672,009	US$672,009
Brian Morris	US$460,734	US$460,734

PART FOUR – REPORT ON DIRECTOR COMPENSATION

Director Compensation Table

Prior to 2016, the Company did not have any non-cash compensation plans for its directors other than the possible grant of incentive stock options and restricted common share grants under the share compensation plan.

On May 13, 2016, the Company adopted a deferred share unit plan (the "DSU Plan") providing for the granting of deferred share units ("DSUs") to eligible directors of the Company. It is expected that DSUs will be granted to directors in future periods as part of directors' annual equity-based compensation. A summary of the key terms of the DSU Plan are provided below under the heading "Part Four – Report on Director Compensation – Summary of DSU Plan". With the adoption of the DSU Plan, the Compensation and Governance Committee and Board have determined that Options will no longer be granted to non-employee directors in future periods.

For the 2015 financial year, the compensation for non-executive directors of the Company was set as follows: (i) an annual cash retainer of C$35,000 for each director of the Company; (ii) a cash fee of C$1,000 per Board meeting attended by conference call; (iii) a cash fee of C$1,000 to Toronto-based directors for the in-person Board meeting attended which is held following the annual meeting of shareholders of the Company in Toronto, Ontario; (iv) a cash fee of C$1,500 per Board meeting attended in person and requiring travel, subject to item (iii) above; (v) an annual cash retainer of C$10,000 for the chair of the Audit Committee; (vi) an annual cash retainer of C$5,000 for each member of the Audit Committee, other than the chair; (vii) an annual cash retainer of C$5,000 for the chair of the Compensation and Governance Committee; (viii) an annual cash retainer of C$2,500 for each member of the Compensation and Governance Committee, other than the chair; (ix) an annual cash retainer of C$3,000 for the chair of the Mine Safety and Health Committee; (x) an annual cash retainer of C$1,500 for each member of the Mine Safety and Health Committee, other than the chair; and (xi) a cash fee of C$750 per committee meeting attended. In addition, the chair of the Legacy Committee is entitled to a cash fee of C$70,000 on an annual basis, payable quarterly.

Mr. Richard J. Hall, the Chairman of the Board, entered into an agreement (the "Chairman Agreement") with the Company on September 12, 2014 relating to his services to the Company as Chairman. Pursuant to the Chairman Agreement, as compensation for acting as non-executive Chairman of the Board, Mr. Hall is entitled to an annual cash director's fee of US$80,000. Under the Chairman Agreement, as additional compensation for acting as a part-time, non-executive Chairman of the Board, Mr. Hall was also entitled to receive such number of restricted common shares as is equal to 25% of the number of Common Shares purchased by Mr. Hall in the first financing (or purchase on the TSX or other secondary market on which the Common Shares trade) following September 9, 2014, up to a maximum of US$150,000 in Common Shares purchased by Mr. Hall. Pursuant to the Chairman Agreement, Mr. Hall was also entitled to receive 300,000 options to acquire Common Shares, which options were granted on September 12, 2014, with 1/3 vesting immediately, 1/3 vesting on the first anniversary and 1/3 vesting on the second anniversary.

Pursuant to an agreement between a subsidiary of the Company and Hall Mineral Services LLC ("HMS"), a company controlled by Mr. Hall, (as amended and restated on June 17, 2015, the "Hall Agreement"), the Company agreed to pay to HMS an amount equal to C$3,000 per month as remuneration for Mr. Hall's services as a director of the Company (C$6,000 per month prior to the amendment to the Hall Agreement effective June 17, 2015). The Hall Agreement can be terminated by either HMS or the Company upon 30 days' written notice to the other party.

The compensation provided to the directors, excluding directors who are included in disclosure for NEOs above, for the year ended December 31, 2015, is expressed in US dollars as follows.

Name(1)(2)	Fees Earned(3) (US$)	Share-based awards(4) (US$)	Option-based awards(5) (US$)	All Other Compensation (US$)	Total (US$)

Renaud Adams(6)	37,570	Nil	77,784	Nil	115,354
Rodney Cooper	40,460	Nil	77,784	Nil	118,244
Mark J. Daniel	21,252	Nil	97,231	Nil	118,482
James Haggarty	44,253	Nil	77,784	Nil	112,038
Richard J. Hall(7)	190,509(8)	38,993	155,569	Nil	385,070
William Matlack	90,313	Nil	77,784	Nil	168,097
Charles Oliver(6)	Nil	Nil	82,466	Nil	82,466
Blair Schultz	31,429	Nil	77,784	56,081(9)	165,294

Notes:

(1)	Paul Huet does not receive compensation for acting as a director of the Company. All compensation paid by the Company to Mr. Huet is disclosed under "Summary Compensation Table" above.
(2)

In the case of Mr. Hall, all fees are paid in USD. In the case of Messrs. Adams, Cooper, Daniel, Haggarty, Matlack, Oliver and Schultz, all fees are paid in CAD, and the USD value in this table is calculated using the noon exchange rate as of December 31, 2015.

(3)	Includes all fees awarded, earned or paid in cash for services as a director, including annual Board and chair retainer fees and Board and committee meeting fees.
(4)	The share-based awards are based on the fair value of the award on the grant date and are converted from CAD to USD based on the noon exchange rate on December 31, 2015.
(5)

The value of the option-based awards was calculated based on the fair value of the options on their grant date using the Black-Scholes option pricing model. The assumptions used by the Company for determining the fair value of the Options are set out under "Summary Compensation Table – Black-Scholes Assumptions for Option Grants". Options are granted in CAD and converted to a USD value based on the noon CAD to USD exchange rate on date of grant or in the case where markets are closed, the prior day noon exchange rate.

(6)	Mr. Oliver joined the board and Mr. Adams resigned from the board on December 31, 2015.
(7)	Mr. Hall's role as Chairman is a non-executive position and is on a part-time basis.
(8)

Relates to compensation paid by the Company to Mr. Hall under the Chairman Agreement in respect of Mr. Hall's services to the Company as Chairman of the Board and to compensation paid by the Company to HMS pursuant to the Hall Agreement.

(9)

Relates to compensation paid by the Company to Mr. Schultz in respect of Mr. Schultz's services as a director (including US$36,582 for his services as executive director from January 1, 2015 until June 17, 2015).

Director Option-Based and Share-Based Awards

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all awards outstanding at the end of the year ended December 31, 2015. This includes awards granted prior to and during the most recently completed financial year.

	Option-based Awards				Share-based Awards
						Market or	Market or
					Number of	payout value	payout value
	Number of			Value of	shares or	of share-	of vested
	securities			unexercise	units of	based	share-based
Name(1)	underlying	Option		d in-the-	shares that	awards that	awards not
	unexercised	exercise	Option	money	have not	have not	paid out or
	options	price	expiration	options(2)	vested	vested(3)	distributed(3)
	(#)	(C$)	date	(US$)	(#)	(US$)	(US$)
	100,000	1.56	Mar 31, 2016	91,758
	100,000	2.04	July 21, 2019	57,078	Nil	Nil	Nil
Renaud Adams(4)	80,000	2.98	July 24, 2020	Nil
	41,667	1.50	Oct 11, 2016	40,039
	100,000	2.04	July 21, 2019	57,078	Nil	Nil	Nil
Rodney Cooper	80,000	2.98	July 24, 2020	Nil
Mark Daniel	100,000	2.98	July 24, 2020	Nil	Nil	Nil	Nil
	50,000	1.35	Apr 8, 2016	53,465
	150,000	1.50	Oct 11, 2016	144,139	Nil	Nil	Nil
	100,000	2.04	July 21, 2019	57,078
James Haggarty	80,000	2.98	July 24, 2020	Nil
	100,000	1.50	Oct 11, 2016	96,093
	300,000	1.95	Sep 12, 2019	190,740	6,375	13,035	Nil
Richard J. Hall	160,000	2.98	July 24, 2020	Nil
	50,000	1.35	Jan 18, 2016	53,465
	50,000	1.35	Apr 8, 2016	53,465
	150,000	1.50	Oct 11, 2016	114,139	Nil	Nil	Nil
	117,000	2.04	July 21, 2019	66,781
William Matlack	80,000	2.98	July 24, 2020	Nil
Charles Oliver(4)	100,000	2.83	Dec 31, 2020	Nil	Nil	Nil	Nil
	50,000	1.35	Apr 8, 2016	53,465
	200,000	1.50	Oct 11, 2016	192,185	63,333	129,495	Nil
	400,000	2.04	July 21, 2019	228,310
Blair Schultz	80,000	2.98	July 24, 2020	Nil

Notes:

(1)	The disclosure relating to outstanding share-based and option-based awards for Paul Huet is set out above under "Part Three – Statement of Executive Compensation – Incentive Plan Awards".
(2)

Value is based on the difference between the market price of the Common Shares underlying the options and the exercise price of the options as at December 31, 2015, converted from CAD to USD based on the noon exchange rate as of December 31, 2015. The closing price of the Common Shares as listed on the TSX on December 31, 2015 was C$2.83 per Common Share.

(3)

Value is shown as at December 31, 2015 and is based on the closing price of the Common Shares as listed on the TSX on December 31, 2015, converted from CAD to USD based on the noon exchange rate as of December 31, 2015. The closing price of the Common Shares as listed on the TSX on December 31, 2015 was C$2.83 per Common Share.

(4)	Mr. Oliver joined the board and Mr. Adams resigned from the board on December 31, 2015.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2015, for each director of the Company, other than Paul Huet.

Name	Option-based awards – Value vested during the year(1)(2) (US$)	Share-based awards – Value vested during the year(2)(3) (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Renaud Adams(4)	49,966	Nil	Nil
Rodney Cooper	82,945	Nil	Nil
Mark Daniel	1,531	Nil	Nil
James Haggarty	94,659	Nil	Nil
Richard J. Hall	86,215	18,581	Nil
William Matlack	98,593	Nil	Nil
Charles Oliver(4)	Nil	Nil	Nil
Blair Schultz	187,524	132,013	Nil

Notes:

(1)	The disclosure relating to outstanding share-based and option-based awards for Paul Huet is set out above under "Part Three – Statement of Executive Compensation – Incentive Plan Awards".
(2)	This is the aggregate dollar value that would have been realized if the options vested during the year had been exercised on their respective vesting dates.
(3)

In the case where vesting dates fell on a date on which the markets were closed, the closing price on the prior trading day was used for the calculation. The USD value was calculated using the noon exchange rate on the date of vesting.

(4)	This is the aggregate dollar value realized upon vesting of share-based awards as of vesting date.
(5)	Mr. Oliver joined the board and Mr. Adams resigned from the board on December 31, 2015.

Indebtedness of Officers and Directors

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates were indebted to the Company since the beginning of the most recently completed financial year. No executive officers, directors, employees and former executive officers, directors and employees of the Company or any of its subsidiaries are indebted to the Company or any of its subsidiaries as of the date hereof.

Directors' and Officers' Liability Insurance

The Company has purchased directors and officers liability insurance coverage for the directors and officers of the Company. The insurance coverage has an aggregate limit of C$55,000,000.

Summary of DSU Plan

Purpose of the DSU Plan

The purpose of the DSU Plan is to assist the Company in the recruitment and retention of qualified persons to serve as directors of the Company and to align the interests of eligible directors of the Company (the "Eligible Directors") with the long-term interests of the shareholders of the Company.

Administration of the DSU Plan

The DSU Plan is administered by the Compensation and Governance Committee and the Compensation and Governance Committee has full authority to administer the DSU Plan including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the Compensation and Governance Committee may deem necessary in order to comply with the requirements of the DSU Plan.

Determination of Eligible Directors and Participation

The Compensation and Governance Committee will, from time to time, determine the Eligible Directors who may participate in the DSU Plan, the Eligible Directors to whom DSUs will be granted, and the provisions and restrictions with respect to such grant. All such determinations are to be made in accordance with the terms and conditions of the DSU Plan. In making its determination, the Compensation and Governance Committee may take into consideration the present and potential contributions of and the services rendered by the particular Eligible Director to the success of the Company and any other factors which the Compensation and Governance Committee deems appropriate and relevant.

Grant of DSUs

The Compensation and Governance Committee may, from time to time, grant DSUs to an Eligible Director in such numbers, at such times and on such terms and conditions, consistent with the DSU Plan, as the Compensation and Governance Committee may, in its sole discretion, determine to be appropriate in respect of the services the Eligible Director renders as a member of the Board. For greater certainty, the Compensation and Governance Committee will, in its sole discretion, determine any and all conditions to the vesting of any DSUs granted to an Eligible Director, which conditions will be set out in the DSU grant letter. The Compensation and Governance Committee may in its sole and absolute discretion accelerate and/or waive any vesting or other conditions for all or any DSUs for any Eligible Director at any time and from time to time, subject to the requirements of applicable laws, and provided that any such acceleration of vesting or waiver of any vesting or other conditions will not accelerate the settlement/payment of such DSUs, which will occur upon the Eligible Director's separation from service. DSUs that are fully vested at the time of grant as set forth in the applicable DSU grant letter, or that become vested through the satisfaction of any applicable vesting or other conditions or the waiver of such vesting or other conditions by the Compensation and Governance Committee, are referred to as "Vested DSUs".

Redemption of DSUs

Vested DSUs will be redeemed following the separation of service of a U.S. Eligible Director (as defined in the DSU Plan) or following the Termination Date (as defined below) of a Canadian Eligible Director (as defined in the DSU Plan), on a date selected by the Compensation and Governance Committee in its sole discretion, provided that such date will be on or before December 31st of the calendar year in which the separation from service occurs, or, if later by the date that is 2 ½ months after the date of the separation from service and the Eligible Director will have no ability to influence, directly or indirectly, the calendar year in which payment is made (the "Redemption Date"). Vested DSUs credited to the Eligible Director's account will be redeemed and will be paid by the Company to the Eligible Director (or if the Eligible Director has died, to the Eligible Director's beneficiary) in the form of a lump sum cash payment, less applicable withholding taxes.

The Market Value of the DSUs for the purposes of determining the amount to be paid to the Eligible Director upon redemption of DSUs will be determined as of the Redemption Date. Each DSU so redeemed will entitle the Eligible Director to receive the Market Value in cash in an amount that is rounded down to the nearest cent, less any applicable withholding taxes as deducted, withheld and/or remitted. The date on which such cash payment is made to the Eligible Director is referred to as the "Payment Date".

The Payment Date with respect to DSUs of U.S. Eligible Directors will in all cases be on or before December 31st of the calendar year in which the separation from service occurs, or, if later by the date that is 2 ½ months after the date of the separation from service and the Eligible Director will have no ability to influence, directly or indirectly, the calendar year in which the Payment Date occurs. In selecting the Redemption Date, the Compensation and Governance Committee will give due consideration to the time required to process the redemption of DSUs in order to ensure that the Payment Date will occur within the requisite time limitations.

In the event that any Redemption Date is after the date on which the Common Shares ceased to be traded on the TSX or any other exchange on which the Common Shares trade, provided such cessation in trading is not reasonably expected to be temporary (the "Cease Trade Date"), the Market Value of the DSUs redeemed by or in respect of the Eligible Director must be determined in accordance with the following: (i) where the Eligible Director's separation from service is before or not more than one (1) year after the last trading day before the Cease Trade Date, the value of each DSU credited to the Eligible Director's account at his or her Redemption Date will be equal to the Market Value on the last trading day before the Cease Trade Date; and (ii) where the Eligible Director's separation from service is after the date that is more than one (1) year after the last trading day before the Cease Trade Date, the value of each DSU credited to the Eligible Director's account at his or her Redemption Date will be based on the fair market value of a common share of the Company or of a corporation which is related to the Company for the purposes of the Income Tax Act (Canada) at his or her Redemption Date as determined on a reasonable and equitable basis by the Compensation and Governance Committee after receiving the advice of one or more independent firms of investment bankers of national repute.

Upon payment of a redemption amount in satisfaction of DSUs credited to the account of an Eligible Director, the particular DSUs in respect of which such payment was made will be cancelled and no further payments will be made from the DSU Plan in relation to such DSUs.

Notwithstanding any other provision of the DSU Plan, all amounts payable to, or in respect of, a Canadian Eligible Director hereunder must be paid on or before December 31st of the first (1st) calendar year commencing immediately after the Canadian Eligible Director's termination date, and no amounts will be paid prior to the Canadian Eligible Director's termination date.

In the event that an Eligible Director's Redemption Date as determined would otherwise fall between the record date for payment of a dividend (the "Dividend Record Date") and the related payment date for cash dividends paid on Common Shares (the "Dividend Payment Date"), the Redemption Date will be the day immediately following such Dividend Payment Date for purposes of recording in the account of the Eligible Director dividend equivalent amounts and making the calculation of the Market Value of the vested DSUs. In the event that the Company is unable, by an Eligible Director's Redemption Date, to compute the Market Value of the vested DSUs recorded in such Eligible Director's account by reason of the fact that any data required in order to compute the Market Value of a Common Share has not been made available to the Company, then the Redemption Date will be the next following trading day on which such data is made available to the Company.

In the event that an Eligible Director's Redemption Date as determined falls on or within ten (10) business days of the expiration of a blackout period applicable to such Eligible Director, then the Redemption Date will be extended to the close of business on the tenth (10th) business day following the expiration of the blackout period.

If the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification or recapitalization and not as a result of the issuance of Common Shares for additional consideration or by way of a dividend in the ordinary course, the Compensation and Governance Committee will make appropriate adjustments to the number of DSUs outstanding under the DSU Plan provided that the dollar value of DSUs credited to an Eligible Director's account immediately after such an adjustment will not exceed the dollar value of the DSUs credited to such Eligible Director's account immediately prior thereto. Any determinations by the Compensation and Governance Committee as to the adjustments will be made in its sole discretion and all such adjustments will be conclusive and binding for all purposes under the DSU Plan.

The following provisions are applicable to Eligible Directors who are both U.S. Eligible Directors and Canadian Eligible Directors ("Dual Participants"). For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under applicable tax laws of the U.S. and Canada, that may result because of the different requirements as to the time of settlement of DSUs with respect to Dual Participant's separation from service and such Dual Participant's retirement or loss of office (under tax laws of Canada). Unless it is determined that no adverse tax consequences under either the U.S. tax regime or the Canadian tax regime would result, if a Dual Participant otherwise would be entitled to payment of DSUs in any of the following circumstances, such DSUs shall instead be immediately and irrevocably forfeited (for greater certainty, without any compensation therefor):

1.

a Dual Participant experiences a separation from service upon ceasing to be a director while continuing to provide services as an employee in circumstances that do not constitute a retirement from, or loss of office or employment with, the Company or an affiliate of the Company thereof;

2.

a Dual Participant experiences a serious disability that continues for more than twenty-nine (29) months in circumstances that constitute a separation from service and do not constitute a retirement from, or loss of office or employment with, the Company or an affiliate of the Company thereof; or

3.

a Dual Participant experiences a retirement from, or loss of office or employment with, the Company or an affiliate of the Company thereof, by virtue of ceasing employment as both an employee and as a director, but he or she continues to provide services as an independent contractor such that he or she has not experienced a separation from service.

Designation of Beneficiary

Subject to the requirements of applicable laws, an Eligible Director will designate in writing a person who is a dependant or relation of the Eligible Director as a beneficiary to receive any benefits that are payable under the DSU Plan upon the death of such Eligible Director. The Eligible Director may, subject to applicable law, change such designation from time to time. Such designation or change will be in such written form as may be determined by the Company from time to time. The initial designation of each Eligible Director will be executed and filed with the Compensation and Governance Committee: (a) in the case of an existing director, within thirty (30) days following the effective date of the DSU Plan; or (b) in the case of a new director, within thirty (30) days after the Eligible Director's appointment to the Board.

Effect of Death on DSUs

In the event of an Eligible Director's death prior to separation from service, any and all DSUs then credited to the Eligible Director's account will become payable to the Eligible Director's beneficiary and for greater certainty, the date of death will be deemed to be the date of the Eligible Director's separation from service.

DSU Grant Letter

Each grant of a DSU award under the DSU Plan will be evidenced by a DSU grant letter to the Eligible Director from the Company. DSU grant letters will be subject to all of the applicable terms and conditions of the DSU Plan and may be subject to any other terms and conditions which are not inconsistent with the DSU Plan and which the Compensation and Governance Committee deems appropriate for inclusion in a DSU grant letter. The provisions of the various DSU grant letters issued under the DSU Plan need not be identical.

Effect of Change of Controls on DSUs

If there is a Change of Control (as defined in the DSU Plan), all DSUs outstanding will immediately vest on the date of such Change of Control. In any event, upon a Change of Control, Eligible Directors will not be treated any more favourably than shareholders of the Company with respect to the consideration that the Eligible Directors would be entitled to receive for their Common Shares.

Termination of Unvested DSUs

All DSUs that have not vested prior to the Eligible Director's separation from service will terminate and be of no further force and effect.

Amendment and Termination of the DSU Plan

The DSU Plan may be amended, suspended or terminated in whole or in part at any time by the Board or the Compensation and Governance Committee, as the case may be, provided that no amendment will be made which would cause the DSU Plan, or any DSUs granted hereunder, to cease to comply with applicable laws.

The Board or the Compensation and Governance Committee may, in its sole discretion, make the following amendments to the DSU Plan:

1.	amend the number of securities under the DSU Plan;

2.	change the definition of "Eligible Director" under the DSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

3.	make amendments to the amendment provision of the DSU Plan;

4.

make amendments to the assignment and transfer provision of the DSU Plan that would permit DSUs, or any other right or interest of an Eligible Director under the DSU Plan, to be assigned or transferred, other than for normal estate settlement purposes;

5.	amendments of a housekeeping nature;

6.	the addition or a change to the vesting provisions of a DSU or the DSU Plan;

7.	a change to the termination provisions of a DSU or the DSU Plan;

8.	amendments to reflect changes to applicable securities laws; and

9.

amendments to ensure that the DSUs granted under the DSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Director to whom a DSU has been granted may from time to time be resident or a citizen.

Effect of Assignment and Transfer

Rights and obligations under the DSU Plan may be assigned by the Company to a corporate successor in the business of the Company, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company, or any corporation acquiring all or substantially all of the assets or business of the Company. In no event may the rights or interests of an Eligible Director under the DSU Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary upon death of an Eligible Director pursuant to the terms of the DSU Plan. DSUs are non-transferable.

No Contract of Employment

Nothing contained in the DSU Plan will confer or be deemed to confer upon any Eligible Director the right to continue in the employment of, or to provide services to, the Company or an affiliate of the Company nor interfere or be deemed to interfere in any way with any right of the Company or an affiliate of the Company to discharge any Eligible Director at any time for any reason whatsoever, with or without cause. Participation in the DSU Plan by an Eligible Director must be voluntary.

Adjustments and Reorganization

In the event of any subdivision, consolidation or distribution of Common Shares to the shareholders of the Company (excluding by way of dividend payment in the ordinary course or a distribution of Common Shares under any compensation arrangement of the Company or any of its subsidiaries or other affiliates controlled by the Company, that contemplates the issuance of Common Shares from treasury), or upon a capital reorganization, reclassification, exchange, or other change with respect to the Common Shares, or a consolidation, amalgamation, arrangement or other form of business combination of the Company with another person, or a sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company's assets to shareholders (other than by way of dividend payment in the ordinary course), then the account of each Eligible Director and the DSUs outstanding under the DSU Plan will be adjusted in such manner, if any, as the Board or the Compensation and Governance Committee deems appropriate in order to preserve, proportionally, the interests of the Eligible Directors under the DSU Plan, provided that the dollar value of DSUs credited to an Eligible Director's account immediately after such an adjustment will not exceed the dollar value of the DSUs in such Eligible Director's account immediately prior thereto and provided further that the value of DSUs will always depend on the fair market value of Common Shares (or Common Shares of a corporation related to the Company for purposes of the Income Tax Act (Canada)). All adjustments must, at all times, be in compliance with applicable laws.

Securities Exchange Take-over Bid

In the event that the Company becomes the subject of a take-over bid (within the meaning of the Securities Act (British Columbia)) pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute and where consideration is paid in whole or in part in equity securities of the offeror, the Compensation and Governance Committee may send notice to all holders of DSUs requiring them to surrender their DSUs within ten (10) days of the mailing of such notice, and the holders of DSUs will be deemed to have surrendered such DSUs on the tenth (10th) day after the mailing of such notice without further formality, provided that:

1.	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement deferred share rights to the holders of DSUs on the equity securities offered as consideration;

2.	the Compensation and Governance Committee has determined, in good faith, that such replacement deferred share rights have substantially the same economic value as the DSUs being surrendered; and

3.	the surrender of DSUs and the granting of replacement deferred share rights can be effected on a tax deferred basis under the Income Tax Act (Canada) and in compliance with applicable laws.

For the purposes of the DSU Plan, "Market Value" means, with respect to any particular date, the greater of either: (a) the weighted average trading price of Common Shares on the TSX and any other exchange on which the Common Shares are listed; and (b) the average of daily high and low board lot trading prices of the Common Shares on the TSX and any such other exchange, in each case for the five (5) consecutive trading days immediately prior to the date as of which Market Value is determined, provided that (i) where the Market Value would be determined with reference to a period commencing after a fiscal quarter end of the Company and ending prior to the public disclosure of interim financial statements for such quarter (or annual financial statements in the case of the fourth quarter), the calculation of the Market Value will be made with reference to the fifth (5th) trading day immediately following the date of public disclosure of the financial statements for that quarter, and (ii) in the event of a Cease Trade Date (as defined below), Market Value shall be such other value as may be determined under the DSU Plan.

PART FIVE – AUDIT COMMITTEE INFORMATION

Audit Committee

The members of the Audit Committee are James Haggarty (Chair), Rodney Cooper and William Matlack. All of the members are deemed to be "independent" and "financially literate" as such terms are defined in National Instrument 52-110 – Audit Committees ("NI 52-110").

The Board has adopted a written mandate for the Audit Committee in accordance with NI 52-110 in carrying out its audit and financial review functions (the "Audit Committee Mandate"). The text of the Audit Committee Mandate is set out in Schedule "A" of the AIF which is available under the Company's issuer profile on SEDAR at www.sedar.com. Additional information regarding the Audit Committee is also available in the AIF under the heading "Audit Committee Disclosure".

The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits or communications, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee typically meets quarterly. The Audit Committee meets both separately with auditors (without management present) as well as with management present. The Audit Committee and the auditors discuss the various aspects of the Company's financial presentation in the areas of audit risk and International Financial Reporting Standards.

Relevant Education and Experience

Each member of the Audit Committee has skills and experiences that provide the member with: an understanding of the accounting principles used by the issuer to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activates; and an understanding of internal controls and procedures for financial reporting.

James Haggarty is a Chartered Professional Accountant (C.P.A. and C.A.) and holds an Honours Bachelor of Commerce degree from the University of Windsor. He has held senior executive positions as CEO, Executive VP Operations, VP Financial Operations, and VP Corporate Development with public and private companies like the SIM Group where he currently is President & Chief Executive Officer. He has extensive experience with audit committees and public company boards throughout his career, stemming back to 1993 with Metall Mining. Mr. Haggarty is also on the board of directors of Gibraltar Growth Corporation, GreenSpace Brands Inc., and the Toronto Blue Jays Care Foundation. Mr. Haggarty has been the chair of the audit committee at GreenSpace Brands Inc. since 2015.

Rodney Cooper has been involved in the mining industry for over 30 years, with broad experience in technical services, operations, project management, investment evaluation and finance. He is a mining engineer, having obtained the P.Eng. designation, and a past director of the Mining Association of Canada and the Alberta Chamber of Resources. Currently President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, he previously served as Vice President and Senior Analyst at Dundee Securities, Chief Operating Officer at Baffinland Iron Mines Corporation and Vice President Technical Services at Kinross Gold Corporation.

William Matlack has a B.A. Geology, Carleton College and a M.S. Geology, University of Minnesota. He has 20 years' experience in the mining industry, primarily with major gold mining companies, followed by 19 years in mining finance in the securities industry, including metals & mining equity research with major brokerage firms.

For more information see "Part Two – Business of the Meeting – Election of Directors".

PART SIX – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Canadian securities regulatory policy as reflected in National Instrument 58-101 – Disclosure of Corporate Governance Practices requires that TSX-listed companies disclose on an annual basis their approach to corporate governance. National Policy 58-201 – Corporate Governance Guidelines provides regulatory staff's guidance as to preferred governance practices, although such guidelines are not prescriptive (other than for audit committees). Disclosure of the Company's approach to corporate governance in the context of this instrument and policy (together, the "Policies") is set out below.

Board Mandate

The Board has adopted a written mandate that acknowledges that it is responsible for the stewardship of the business and affairs of the Company. The Board seeks to perform such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company and that the Company operates with honesty and integrity in the conduct of its business. The Board reviews and assesses the adequacy of the Board mandate at least annually or otherwise, as it deems appropriate, and makes any necessary changes. A copy of this mandate is attached to this Circular as Schedule "A".

Position Descriptions

The Board has adopted written position descriptions for the Chairman of the Board, the Chair of each Board committee and the Lead Director (in the absence of an independent Chairman of the Board). Currently, the position of Board Chair is occupied by Mr. Richard J. Hall, an independent director. The responsibilities of the Chairman are further outlined in the Chairman Agreement between the Company and Mr. Hall. Pursuant to the Chairman Agreement, Mr. Hall shall be primarily responsible for the management and effective performance of the Board and shall provide leadership to the Board and, in connection therewith shall:

(a)	act in an advisory capacity to the senior officers of the Company in all matters concerning the interests and management of the Company;

(b)	provide leadership to the Board, including:

	(i)	leading, managing and organizing the Board consistent with the approach to corporate governance established by the Board from time to time;

	(ii)	promoting cohesiveness among the directors;

	(iii)	being satisfied, together with the Lead Director, if any, that the responsibilities of the Board and the committees of the Board are well understood by the Board;

	(iv)	assisting the Board in ensuring the integrity of the senior officers and that such senior officers create a culture of integrity throughout the Company;

(v)

together with the Lead Director, if any, and the Chair of the Compensation and Governance Committee, reviewing from time to time the committees of the Board, the Chairs of such committees and the mandates of such committees; and

(vi)

together with the Lead Director, if any, and the Chair of the Compensation and Governance Committee, ensuring that the Board, the committees of the Board, individual directors and the senior officers understand and discharge their respective obligations consistent with the approach to corporate governance established by the Board from time to time;

(c)	in connection with meetings of the Board, be responsible for the following (in consultation with the Lead Director, if any, and the Chair of the Compensation and Governance Committee, as appropriate):

	(i)	scheduling meetings of the Board;

	(ii)	coordinating with the Chairs of the committees of the Board the scheduling of meetings of the committees;

	(iii)	reviewing with the Lead Director, if any, matters for consideration by the Board;

	(iv)	together with the Lead Director, if any, ensuring that all matters required to be considered by the Board are presented to the Board;

	(v)	setting the agenda for meetings of the Board;

(vi)	monitoring the adequacy of materials provided to the Board;

(vii)	ensuring that the Board has sufficient time to review the materials provided and to fully discuss the business that is presented to the Board;

(viii)	presiding over meetings of the Board; and

(ix)	encouraging free and open discussion at meetings of the Board; and

(d)	carry out such other duties and obligations as is typical for a director or non-executive chairman of a publicly listed company and as required by applicable law.

Mr. Hall agreed to provide the services on a part-time basis during the term of the Chairman Agreement or otherwise as may be agreed. Pursuant to the Chairman Agreement, Mr. Hall may perform services for and on behalf of third parties other than the Company, provided that: (i) Mr. Hall is available to perform in a timely manner the agreed upon services under the Chairman Agreement, and (ii) the performance of services by Mr. Hall for and on behalf of such third party does not create a material conflict of interest in respect of his obligations to the Company, whether under the Chairman Agreement or otherwise.

The Board also relies upon past practice to delineate the role and responsibilities of the Board Chair. The roles of the Chair of the Audit Committee, the Chair of the Compensation and Governance Committee and the Chair of the Mine Safety and Health Committee are described in the respective mandates for such committees. The role of the CEO is based upon the role of chief executive officers carried out at companies of similar size, scope and industry.

Composition of the Board

Currently, the Board is currently comprised of eight members, six of whom are independent directors. Paul Huet is non-independent, due to the fact that he serves as the President and CEO of the Company. Mr. Schultz is not considered independent because of his role as executive director, commencing in 2014 and ending on June 17, 2015, where he assisted senior management of the Company on certain corporate development and finance activities.

Name	Independent/Non-Independent
Rodney Cooper	Independent
Mark J. Daniel	Independent
Richard J. Hall	Independent
James Haggarty	Independent
Paul Huet	Non-Independent
William Matlack	Independent
Charles Oliver	Independent
Blair Schultz	Non-Independent

During the fiscal year ended December 31, 2015, the Board held eight meetings, the Audit Committee held four meetings, the Compensation and Governance Committee held six meetings, the Mine Safety and Health Committee held two meetings and the Legacy Committee held no meetings. The table below sets out the number of meetings of the Board and its committees attended by each director. The independent directors make it a practice to hold an in-camera session at every Board meeting or shortly thereafter and held eight such meetings during the 2015 year.

Name	Board Meetings Attended	Audit Committee Meetings Attended	Compensation and Governance Committee Meetings Attended	Mine Safety and Health Committee Meetings Attended	Legacy Committee Meetings Attended
Renaud Adams(1)	7 of 8	N/A	6 of 6	2 of 2	N/A
Rodney Cooper	8 of 8	4 of 4	N/A	2 of 2	N/A
Mark J. Daniel(2)	4 of 5	N/A	3 of 3	N/A	N/A
James Haggarty(3)	8 of 8	4 of 4	3 of 3	N/A	N/A

Name	Board Meetings Attended	Audit Committee Meetings Attended	Compensation and Governance Committee Meetings Attended	Mine Safety and Health Committee Meetings Attended	Legacy Committee Meetings Attended
Richard J. Hall	8 of 8	N/A	6 of 6	N/A	1 of 1
Paul Huet	8 of 8	N/A	N/A	2 of 2	1 of 1
William Matlack	8 of 8	4 of 4	N/A	2 of 2	1 of 1
Blair Schultz	8 of 8	N/A	N/A	N/A	1 of 1

Notes:

(1)	Mr. Adams resigned as a director of the Company effective December 31, 2015.
(2)	Mr. Daniel was elected as a director of the Company on June 17, 2015 and was appointed as a member and the chair of the Compensation and Governance Committee on such date.
(3)

Mr. Haggarty served as a member and chair of the Compensation and Governance Committee until June 17, 2015 on which date Mr. Daniel was appointed and Mr. Haggarty stepped down from his role on the Compensation and Governance Committee.

Directorships

As of the date hereof, none of the directors of the Company serves on the board of any other reporting issuers, other than as set out below.

Name	Reporting Issuer	Market
Mark J. Daniel	Alamos Gold Inc. (formerly AuRico Gold Inc.)	TSX, NYSE
James Haggarty	Greenspace Brands Inc. (formerly Aumento IV Capital Corporation) Gibraltar Growth Corporation	TSX Venture Exchange TSX
Richard J. Hall	IAMGOLD Corporation Kaminak Gold Corporation Orla Mining Ltd.	TSX, NYSE TSX Venture Exchange TSX Venture Exchange
Charles Oliver	Integra Gold Corp.	TSX Venture Exchange
Blair Schultz	Eastmain Resources Inc.	TSX

Committees of the Board of Directors

The Board's committees include the Audit Committee, the Compensation and Governance Committee, the Mine Safety and Health Committee and the Legacy Committee. The Board does not have a separate nominating committee. The Compensation and Governance Committee is charged with annually evaluating the size of the Board and the persons to recommend as nominees for the position of a director of the Company, as well as other positions as detailed below.

Audit Committee

The Audit Committee is currently comprised of three independent directors, James Haggarty (Chair), Rodney Cooper, and William Matlack, in compliance with the composition requirements of NI 52-110. All members of the Audit Committee are "financially literate" as defined in NI 52-110. The Audit Committee typically meets quarterly. For further information relating to the Audit Committee, see "Part Five – Audit Committee Information".

Compensation and Governance Committee

The Compensation and Governance Committee is currently comprised of three independent directors, Mark Daniel (Chair), Richard J. Hall and Charles Oliver, each of whom the Board believes has direct and indirect expertise, experience and education relevant to their role as members thereof. The Board has also adopted a formal mandate for the Compensation and Governance Committee.

The overall purposes of the Compensation and Governance Committee are to assist the Board in:

(a)	maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Company; and

(b)

fulfilling its oversight responsibilities in relation to compensation by developing, monitoring and assessing the Company's approach to the compensation of its directors, senior management and employees.

Responsibilities of the Compensation and Governance Committee include, but are not limited to:

(c)	recommending candidates for senior officer positions;

(d)	recommending candidates for Board memberships;

(e)	reviewing and making recommendations regarding amendments to the Board charter and Board committee charters;

(f)	reviewing and evaluating the performance of directors and officers;

(g)	conducting reviews and making recommendations regarding the Company's human resource and compensation policies, programs and philosophies; and

(h)	annually reviewing and making recommendations in respect of director and officer remuneration, including the grant of share-based and option-based awards.

Mine Safety and Health Committee

The Mine Safety and Health Committee is currently comprised of four directors, Rodney Cooper (Chair), Paul Huet, Charles Oliver and William Matlack, each of whom the Board believes has direct and indirect expertise, experience and education relevant to their roles as members thereof.

The role, responsibility, authority and power of the Mine Safety and Health Committee includes, but is not limited to:

(a)

reviewing and recommending to the Board, for approval, changes in or additions to the environmental policies, standards, accountabilities and programs of the Company in the context of competitive, legal and operational considerations;

(b)

reviewing reports on the nature and extent of the compliance or any non-compliance of the Company with the environmental policies, standards, accountabilities and programs of the Company and environmental legislation applicable to the Company and monitoring the correction of any deficiencies and reporting to the Board on the status of such matters;

(c)	reviewing the scope of potential material environmental liabilities of the Company and the adequacy of the environmental management procedures of the Company to manage these liabilities;

(d)	satisfying itself that management of the Company monitors trends and reviews relevant current and emerging environmental matters and evaluates their impact on the Company;

(e)	reviewing such other environmental matters as the Mine Safety and Health Committee considers advisable or the Board may specifically direct the Mine Safety and Health Committee to review or consider;

(f)

reviewing and recommending to the Board, for approval, changes in, or additions to, the occupational health and safety policies, standards, accountabilities and programs of the Company in the context of competitive, legal and operational considerations;

(g)

reviewing reports on the nature and extent of the compliance or any non-compliance of the Company with the occupational health and safety policies, standards, accountabilities and programs of the Company and occupational health and safety legislation applicable to the Company and monitoring the correction of any deficiencies and reporting to the Board on the status of such matters;

(h)	satisfying itself that management of the Company monitors trends and reviews relevant current and emerging health and safety matters and evaluates their impact on the Company; and

(i)

reviewing such other occupational health and safety matters as the Mine Safety and Health Committee considers advisable or the Board may specifically direct the Mine Safety and Health Committee to review or consider.

Legacy Committee

The Board has a Legacy Committee, currently comprised of four directors, William Matlack (Chair), Richard J. Hall, Paul Huet and Blair Schultz. The primary role of the Legacy Committee is to oversee the ongoing litigation involving the Company and certain of its former directors and officers.

Majority Voting Policy

The Board believes that each of its members should have the confidence and support of the Shareholders. On May 9, 2013, as recommended by the Compensation and Governance Committee, the Board adopted a majority voting policy for the election of directors (as amended on May 13, 2016, the "Majority Voting Policy"). The Majority Voting Policy provides that in an uncontested election, any nominee for director who receives more "withheld" votes than "for" votes will tender his or her resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Compensation and Governance Committee for consideration. The Board will promptly accept the resignation unless the Compensation and Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases, rejected) within 90 days of the applicable shareholder meeting. A copy of the Majority Voting Policy is attached as Schedule "C" to this Circular.

Director Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company's business, current projects and industry and on the responsibilities of directors generally. Each director is provided with copies of all mandates of the Board and its committees as well as all corporate governance related policies of the Company. Board meetings also include presentations by the Company's management and employees to give the directors additional insight in the Company's business. The Board is responsible for ensuring that all directors receive a comprehensive orientation program and continuing education in connection with their role, responsibilities, the business of the Company and the skills they must use in their roles as directors. The Compensation and Governance Committee is mandated to approve an appropriate orientation and education program for directors and oversee the training and orientation of directors. The directors of the Company are also expected to maintain the knowledge and skills necessary to meet their obligations as directors.

Ethical Business Conduct

The directors and officers of the Company are aware that they have a fiduciary obligation to act in the best interests of the Company and to disclose any potential conflicts of interest to the Company. The Board has adopted a written code of conduct applicable to employees, officers and directors of the Company and its subsidiaries, "Code of Ethics, Trading Restrictions and Whistleblowing" (the "Code"). A copy of the Code, filed on SEDAR on May 12, 2008, is located under the Company's issuer profile on SEDAR at www.sedar.com. The Code also contains insider trading restrictions to ensure compliance with insider trading restrictions under applicable securities laws, as well as a formal whistleblowing policy to deal with possible violations of the Code.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, and advocating awareness of the guidelines and policies detailed in the Code. Through its meetings with management and other informal discussions with management, the Board believes the Company's management team likewise promotes and encourages a culture of ethical business conduct throughout the Company's operations, and the management team is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

Board Decision Making

The Board has established guidelines which outline items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. These items include: the approval of annual budgets and the interim and annual financial statements and management's discussion and analysis; entering into transactions of a fundamental nature (such as amalgamations, mergers and material acquisitions or dispositions); entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those which involve consideration that exceeds the budgeted amount by 15% (an "Out of Budget Transaction") and that is not already part of an approved budget; committing to making any material capital expenditure which is an Out of Budget Transaction; adoption of hedging policies; entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business; and initiating or settling any legal proceeding involving a payment in excess of C$25,000.

Assessment of Board Performance

The Compensation and Governance Committee is mandated to evaluate the performance of (a) individual directors, (b) the Board, (c) Board committees and (d) the CEO. The purpose of the evaluations is to assess and, where possible, increase the effectiveness of the Board and its committees. The Compensation and Governance Committee may make recommendations to the Board for improving the Board's effectiveness and shall discuss annually with the full Board its effectiveness. The Board does understand that an assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Director Term Limits and Other Mechanisms of Board Renewal

As set forth above under "Part Two – Business of the Meeting – Election of Directors", each director (if elected) serves until the next annual meeting of Shareholders or until his successor is duly elected or appointed. The Board does not currently have a limit on the number of consecutive terms for which a director may sit and believes that arbitrary term or age limits often prevent or restrict the continued service on the Board of the most experienced and valuable Board members who will have acquired an institutional knowledge of the Company from such years of service. Rather, the Board maintains a flexible approach to Board succession whereby it considers the addition of potential candidates in conjunction with its assessments of current Board members and the Board as a whole. The Compensation and Governance Committee and the Board have an effective director evaluation process which is used at least annually and which is a more effective method to assess the fitness for service on the Board than age or term served. The Board believes that this approach allows the Company to maintain an effective Board succession process.

Composition of the Board

The Compensation and Governance Committee reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. In connection with this process, the Compensation and Governance Committee assesses the effectiveness of the Board as a whole, its committees and individual directors. The Compensation and Governance Committee considers the results of these assessments and the balance of skills, experience, independence and knowledge on the Board, diversity, how the Board works together as a unit, and other factors relevant to its effectiveness in making recommendations relating to Board appointments. In reviewing Board composition, the Compensation and Governance Committee considers the benefits of all aspects of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

Board appointment recommendations look to highly qualified individuals based on their experience, education, expertise, personal qualities, and general business and sector specific knowledge.

In identifying suitable candidates for appointment to the Board, the Compensation and Governance Committee considers candidates on merit against objective criteria as described above and with due regard for the benefits of diversity on the Board.

The members of the Board have diverse backgrounds and expertise, and were selected on the belief that the Company and its stakeholders would benefit materially from such a broad range of talent and experience.

Diversity Policy

The Company believes that decision-making is enhanced through diversity in the broadest sense and in 2016 it adopted a diversity policy to reflect this principle (the "Diversity Policy"). In the context of an effective Board, diversity includes expression of thought, business experience, skill sets and capabilities. Diversity also includes valuing an individual's race, colour, gender, age, religious belief, ethnicity, cultural background,- economic circumstance, human capacity, and sexual orientation, as well as other factors. Taken together, these diverse skills and backgrounds help to create a business environment that encourages a range of perspectives and fosters excellence in corporate governance, including the creation of shareholder value. The Board has determined that merit is the key requirement for Board appointment and employee advancement. In identifying suitable candidates for appointment to the Board or in selecting and assessing candidates for executive positions, candidates will be considered on merit against objective criteria regarding experience, education, expertise and general and sector specific knowledge and with due regard for the benefit of diversity.

As a result, the diversity policy does not mandate quotas based on any specific area of diversity and specifically does not set targets for women on the Board or in executive officer positions. Currently, the number of women directors and executive officers of the Company is nil (or zero percent of current directors and executive officers, respectively). The Board recognizes that gender diversity is an aspect of diversity and acknowledges the role that women with the right skills and experience can play in contributing to different perspectives in the boardroom. Selection of female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience. The ultimate decision will be based on merit and contribution the chosen candidate will bring to the Board.

The Diversity Policy also covers senior executive appointments and requires the CEO to have reference to the policy in selecting and assessing candidates and in presenting recommendations to the Board regarding appointments to the senior executive team. The Diversity Policy requires the Board to also consider gender diversity and the objectives of the policy when considering those recommendations.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

Interest of Informed Persons in Material Transactions

Unless as otherwise disclosed, none of the directors or officers of the Company, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, during 2015, in respect of any matter that has materially affected or will materially affect the Company or any of its subsidiaries.

Additional Information

Financial information relating to the Company is set out in the Company's annual comparative consolidated financial statements and management's discussion and analysis for the year ended December 31, 2015. Additional information is also available under the Company's issuer profile on SEDAR at www.sedar.com and upon request from the Company's Corporate Secretary at 360 Western Road, Suite 1 Reno, Nevada 89506 USA, telephone number: (775) 284-5757. Copies of documents will be provided free of charge to securityholders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

Approval

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED the 13th day of May, 2016.

(signed) Paul Huet
Paul Huet
President and Chief Executive Officer
Klondex Mines Ltd.

SCHEDULE "A"

KLONDEX MINES LTD.
MANDATE OF THE BOARD OF DIRECTORS

1.	General

The board of directors (the "Board") of Klondex Mines Ltd. (the "Corporation") is responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Corporation and that the Corporation operates with honesty and integrity in the conduct of its business.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation as a whole must be paramount at all times.

2.	Composition

The Board will be comprised of a minimum of three members and a maximum of ten members, the majority of whom shall be, in the determination of the Board, "independent" for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Each Board member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Chairman of the Board will be elected by vote of a majority of the full Board membership, on the recommendation of the Compensation and Governance Committee. The Chairman of the Board with the assistance of the lead director (who shall be an independent director), if any, will chair Board meetings and shall be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the Chief Executive Officer (the "CEO")), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve this.

3.	Meetings

Meetings will be scheduled, on at least a quarterly basis, to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chairman of the Board. The independent directors of the Board shall hold regularly scheduled in camera meetings at least annually at which non-independent directors and management are not in attendance. Any director of the Corporation may request the Chairman of the Board to call a meeting of the Board.

Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by telephone conference. A resolution in writing signed by all the members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board.

4.	Board Charter and Performance

The Board shall have a written charter that sets out its mandate and responsibilities, and the Board shall review and assess the adequacy of such charter and the effectiveness of the Board at least annually or otherwise, as it deems appropriate, and make any necessary changes. Unless and until replaced or amended, this mandate constitutes that charter. The Board will ensure that this mandate or a summary that has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements in the Corporation's annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

5.	Responsibilities and Duties of Directors

The Board discharges its responsibility for overseeing the management of the Corporation's business by delegating to the Corporation's senior officers the responsibility for day-to-day management of the Corporation. The Board also discharges its responsibilities, both directly and indirectly, through its committees: the Audit Committee and the Compensation and Governance Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board's primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives, principal duties include the following:

5.1	Appointment of Management

(a)

The Board has the responsibility for approving the appointment of the CEO and all other senior management, and approving their compensation, following a review of the recommendations of the Compensation and Governance Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

(b)

The Board, from time to time, delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

	(c)	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

5.2	Board Organization

(a)

The Board will respond to recommendations received from the Compensation and Governance Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chairman of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

(b)

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems and health, safety and environmental policies, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

5.3	Strategic Planning

	(a)	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

(b)

The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

	(c)	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

5.4	Monitoring of Financial Performance and Other Financial Reporting Matters

	(a)	The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

(b)

The Board is responsible for adopting processes for monitoring the Corporation's progress toward its strategic and operational goals, revising its direction to management where necessary, and taking action when Corporation performance falls short of its goals or other special circumstances warrant.

	(c)	The Board is responsible for approving the audited financial statements, interim financial statements and the notes and Management's Discussion and Analysis accompanying such financial statements.

	(d)	The Board is responsible for reviewing and approving the Corporation's annual budget, if any, presented by management.

(e)

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation's governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

5.5	Environmental Matters

The Board is responsible for overseeing the establishment of health, safety and environmental policies for its operations that are consistent with accepted industry practice and comply with applicable laws and regulatory requirements.

5.6	Risk Management

(a)

The Board has responsibility for the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation's shareholders.

	(b)	The Board is responsible for the Corporation's internal control and management information systems.

5.7	Policies and Procedures

	(a)	The Board is responsible for:

(i) developing the Corporation's approach to corporate governance, including approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(ii)

approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Corporation and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

	(b)	The Board enforces its policy respecting confidential treatment of the Corporation's proprietary information and Board deliberations.

5.8	Communications and Reporting

	(a)	The Board is responsible for overseeing the Corporation's financial reporting and disclosure obligations in accordance with applicable law, including:

		(i)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

		(ii)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

		(iii)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

		(iv)	reporting annually to shareholders on its stewardship for the preceding year; and

		(v)	overseeing the Corporation's implementation of systems which accommodate feedback from stakeholders.

5.9	Position Descriptions

	(a)	The Board is responsible for:

		(i)	developing position descriptions for the Chairman of the Board, the lead director, if applicable and the chair of each Board committee;

		(ii)	developing and approving the corporate goals and objectives that the CEO is responsible for meeting; and

(iii)

developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

5.10	Orientation and Continuing Education

The Board is responsible for ensuring that all directors receive a comprehensive orientation program and continuing education in connection with their role, responsibilities, the business of the Corporation, and the skills they must use in their roles as directors.

5.11	Nomination of Directors

	(a)	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

		(i)	considering what competencies and skills the Board, as a whole, should possess;

		(ii)	assessing what competencies and skills each existing director possesses; and

		(iii)	considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Compensation and Governance Committee.

5.12	Board Evaluation

The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

6.	Resources and Authority of the Committee to Engage Outside Advisors

The Corporation shall provide the Board with the resources, and the Board shall have the authority appropriate to discharge its responsibilities including the authority, to:

(a)	engage independent counsel and other outside advisors as it determines necessary to carry out its duties; and

(b)	set and pay the compensation for any such advisors engaged by the Board and for ordinary administrative expenses of the Board that are necessary or appropriate in carrying out its duties.

August 10, 2015

SCHEDULE "B"

SHARE OPTION AND RESTRICTED SHARE UNIT PLAN

KLONDEX MINES LTD.

EFFECTIVE MAY 13, 2016

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01     Definitions: For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

"Acquisition Date" has the meaning ascribed to such term in Section 4.11(b)(iii);

"Act" means the Business Corporations Act (British Columbia), or its successor, as amended from time to time;

"Affiliate" means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 - Prospectus Exemptions, as may be amended from time to time, or any entity designated to be an affiliate of the Corporation by the Committee for purposes of the Plan from time to time, provided that, for the purpose of the Share Option Plan, Affiliate shall include only a corporation that deals at non-arm's length with the Corporation for the purposes of the Tax Act; and is also an affiliate within the meaning of "affiliate" under Rule 405 under the Securities Act of 1933, as amended from time to time;

"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and stock exchange rules;

"Associate" where used to indicate a relationship with any person or company, is as defined in the Securities Act (British Columbia), as may be amended from time to time;

"Beneficiary" means, with respect to an Option or Restricted Stock Unit, any person designated by a Participant by written instrument filed with the Corporation in the event of the Participant's death or, failing any such effective designation, the Participant's estate;

"Blackout Period" means a period when a Participant is prohibited from trading in the Corporation's securities pursuant to the Corporation's written policies then applicable or a notice in writing to a Participant by a senior officer or director of the Corporation;

"Blackout Period Expiry Date" means the date on which the applicable Blackout Period expires;

"Board" means the Board of Directors of the Corporation;

"Broker" means a broker who is independent (pursuant to the rules and policies of the TSX) of the Corporation and its Affiliates, and if a transaction with a broker is to take place on the NYSE MKT or other stock market or exchange in the United States, the broker must also be a registered broker in accordance with the Exchange Act and the transaction must comply with the requirements under U.S. securities laws;

"Business Day" means each day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada or Reno, Nevada;

"Canadian Participant" means a Participant who is resident in Canada for the purposes of the Tax Act and/or who is subject to taxation under the Tax Act in respect of any Option or Restricted Share Unit awarded or granted under the Plan;

"Cause" in respect of a Participant means:

(i)

the failure or wilful refusal of the Participant to substantially perform his or her material duties and responsibilities, except as such results from the Disability of the Participant, that is not cured by the Participant within a reasonable period of written notification thereof to the Participant by the Corporation or, if applicable, an Affiliate;

(ii)

the failure or wilful refusal of the Participant to substantially perform his or her material duties, obligations and covenants under any non-compete or non-solicit agreements between the Participant and the Corporation or, if applicable, an Affiliate;

(iii)	the wilful usurping of any material business opportunity by the Participant;

(iv)

any fraudulent or dishonest activity or serious misconduct by the Participant materially affecting the Corporation or, if applicable, an Affiliate, or in circumstances which would make the Participant unsuitable to continue to discharge his or her duties of employment;

(v)	the conviction of the Participant for any crime involving fraud, dishonesty, misrepresentation or breach of trust;

(vi)

any wilful and intentional act on the part of the Participant having the effect of materially injuring the reputation, business or business relationships of the Corporation or, if applicable, an Affiliate; or

(vii)	anything or any things constituting "cause" under applicable laws at the relevant time;

except that if, at the time of such Participant's termination, the Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate that contains a definition of the term "cause" or a similar term, the term "cause" shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

"Change of Control" means the occurrence of any one or more of the following events, provided that such event also constitutes a "change in ownership", a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of the Corporation, all as defined in Treasury Regulation Section 1.409A -3(i)(5):

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Voting Securities prior to the completion of the transaction hold less than 50% of the outstanding Voting Securities of the successor corporation after completion of the transaction;

(ii)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Affiliates which have an aggregate book value greater than 40% of the book value of the assets, rights and properties of the Corporation and its Affiliates on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Affiliate in the course of a reorganization of the assets of the Corporation and its Affiliates;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)

any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror to cast or to direct the casting of 50% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)

as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its Affiliates and another corporation or other entity (a "Transaction"), fewer than 50% of the directors of the Corporation are persons who were directors of the Corporation immediately prior to such election or the Transaction; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, "Voting Securities" means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Committee" means the Compensation and Governance Committee of the Board or any such other committee designated by the Board to administer the Plan, provided that the Committee shall be comprised of not less than such number of directors as shall be required to permit Restricted Share Unit Awards or Options granted under the Plan to qualify under Rule 16b-3 (but not less than two), and each member of the Committee shall be a "Non-Employee Director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m);

"Corporation" means Klondex Mines Ltd., a corporation existing under the Act, and includes any successor corporation thereof;

"Covered Employee" means an Eligible Employee who is, or who the Committee reasonably expects may become, a covered employee within the meaning of Section 162(m);

"Date of Termination" means the date of termination of employment or the date of termination of a contract for services set out in a notice of termination given by the Corporation or an Affiliate and for greater certainty does not include, or mean the expiry date of, any period of time following such date of termination during which the Participant is in receipt of, or is entitled to be in receipt of, compensation in lieu of notice of termination or severance compensation; provided that for purposes of Restricted Share Unit Awards granted to U.S. Participants, "Date of Termination" means the date on which the U.S. Participant experiences a Separation from Service;

"deceased" has the meaning ascribed to such term in Section 3.10;

"Disability" in respect of an Eligible Employee or an Eligible Director means such individual's physical or mental incapacity that prevents him or her from substantially fulfilling his or her duties and responsibilities on behalf of the Corporation or, if applicable, an Affiliate, and in respect of which the individual commences receiving, or is eligible to receive, disability benefits under the Corporation's or an Affiliate's long-term disability plan;

"Dividend Payment Date" has the meaning ascribed to such term in Section 4.03;

"Dividend Record Date" has the meaning ascribed to such term in Section 4.03;

"Eligible Contractor" means any individual, other than an Eligible Employee or Eligible Director, who: (i) is engaged to provide, on a bona fide basis, consulting, technical, management or other services to the Corporation or an Affiliate under a written contract between the Corporation or an Affiliate and the individual or a company of which the individual consultant is an employee; (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate; and (iii) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the registrant's securities;

"Eligible Director" means any individual who is a director of the Corporation or an Affiliate;

"Eligible Employee" means any individual who is a full-time or part-time employee of the Corporation or an Affiliate, including an officer of the Corporation or an Affiliate;

"Employer" in respect of a Participant means the entity which employs or receives services from, as applicable, such Participant, which may be the Corporation or an Affiliate;

"Employment Contract" means any contract between the Corporation or any Affiliate and any Eligible Employee, Eligible Director or Eligible Contractor relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Eligible Contractor or any other agreement to which the Corporation or an Affiliate is a party with respect to the rights of such Participant in respect of a Change of Control of the Corporation or the termination of employment, appointment, election or engagement of such Participant;

"Exchange" means the TSX and any other stock exchange on which the Shares are listed for trading, provided that when used with reference to trading prices, Exchange shall mean the TSX unless otherwise specified by the Board or Committee;

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time;

"Expiry Date" (i) with respect to any Option means the end of the Option Period as determined in accordance with Section 3.04; and (ii) with the respect to any Restricted Share Unit means the date specified in the applicable Restricted Share Unit Grant Letter as the date on which the Restricted Share Unit will be terminated and cancelled or, if no such date is specified in the Restricted Share Unit Grant Letter, December 31st of the third (3rd) calendar year following the end of the Service Year;

"Good Reason" in respect of a Participant shall have the meaning ascribed to such term in such Participant's Employment Contract and otherwise shall mean the continued occurrence of any of the following conditions without Participant's consent after the Participant has given the Corporation or the applicable Affiliate written notice of such condition within thirty days following the initial existence of the condition, and the Corporation or the applicable Affiliate has failed to cure such condition within 30 days of the date it received notice of the condition:

(i)

the Corporation, or its applicable Affiliate assigning to the Participant duties materially inconsistent with the Participant's duties and responsibilities under his or her Employment Contract, including those management duties performed by the Participant, as an employee of an Affiliate of the Corporation for the Corporation or an Affiliate of the Corporation;

(ii)

a unilateral reduction by the Corporation or its applicable Affiliate of the Participant's base salary, or any unilateral change in the basis upon which the Participant's base salary is determined or paid if the change is or will be materially adverse to the Participant, except where (x) such reduction or change is part of a general reduction in the base salary of all or substantially all of the members of management of the Corporation or its applicable Affiliate and which affects the Participant in substantially the same manner as the other members of the management of the Corporation or the Applicable Affiliate who are also affected by such general reduction and (y) such change does not constitute more than ten percent (10%) of the Participant's base salary; or

(iii)

the Corporation or the applicable Affiliate unilaterally relocating the Participant's principal location more than 100 miles from the Participant's work location as existed immediately prior to the Change of Control;

"Grant Date" means the date that the particular Restricted Share Unit is granted to a Participant under the Restricted Share Unit Plan, as evidenced by a Restricted Share Unit Grant Letter, and refers also to the date that any additional Restricted Share Unit is credited to the Participant pursuant to Section 4.02;

"Incentive Stock Option" or "ISO" means an Option granted to an Eligible Employee that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code;

"Insider" has the meaning ascribed to such term in the Company Manual of the TSX, as may be amended from time to time;

"Market Value" means the weighted average trading price of Shares on the Exchange for the five (5) consecutive trading days immediately prior to the date as of which Market Value is determined, provided that where the Market Value would be determined with reference to a period commencing after a fiscal quarter end of the Corporation and ending prior to the public disclosure of interim financial statements for such quarter (or annual financial statements in the case of the fourth quarter), the calculation of the Market Value will be made with reference to the fifth (5th) trading day immediately following the date of public disclosure of the financial statements for that quarter. If the Shares are not trading on the Exchange, then the Market Value shall be determined based on the trading price on such stock exchange or over-the-counter market on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Shares as determined by the Committee in its sole discretion, acting reasonably;

"Non-Employee Director" means any individual who is a director of the Corporation or an Affiliate and who is not otherwise a full-time or part-time employee of the Corporation or an Affiliate;

"Nonqualified Stock Option" means an option to purchase Shares that is not an incentive stock option qualified under section 422 of the Code;

"NYSE MKT" means the NYSE MKT;

"Option" means an option to purchase Shares that is granted pursuant to, or governed by, the Share Option Plan, and, for U.S. Participants, shall be either an Incentive Stock Option or a Nonqualified Stock Option;

"Optionee" means a Participant to whom an Option has been granted pursuant to the Share Option Plan;

"Option Period" means the period of time during which a particular Option may be exercised, including as extended in accordance with Section 3.12 of the Share Option Plan;

"Participant" with respect to the Share Option Plan means each Eligible Employee, Eligible Director and Eligible Contractor to whom Options are granted hereunder and with respect to the Restricted Share Unit Plan means each Eligible Employee, Eligible Director and Eligible Contractor to whom Restricted Share Units are granted hereunder;

"Performance Award" means a Restricted Share Unit that is granted to a Covered Employee pursuant to Section 4.14 of the Plan and that is intended to be "performance-based compensation" within the meaning of Section 162(m);

"Performance Goals" has the meaning ascribed to such term in Section 4.15 of the Plan;

"Performance RSUs" has the meaning ascribed to such term in Section 4.11(b);

"Plan" means this Share Option Plan and Restricted Share Unit Plan, as same may be amended from time to time;

"Restricted Share Unit" or "RSU" means a notional unit credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the applicable payment date: (i) a fully paid Share; or (ii) at the option of the Corporation, a cash payment equal to the Market Value of a Share, in accordance with Sections 4.05, 4.06 and 4.07;

"Restricted Share Unit Award" means an award of Restricted Share Units under the Restricted Share Unit Plan to a Participant;

"Restricted Share Unit Grant Letter" has the meaning ascribed to such term in Section 4.09;

"Restricted Share Unit Plan" means the restricted share unit plan described in Article 4 of the Plan;

"Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

"Scheduled Payment Date" has the meaning ascribed to such term in Section 4.04;

"Section 162(m)" means section 162(m) of the Code and the Treasury Regulations and Internal Revenue Service guidance promulgated thereunder as in effect from time to time;

"Section 409A" means section 409A of the Code and the Treasury Regulations and Internal Revenue Service guidance promulgated thereunder as in effect from time to time;

"Separation from Service" means a separation from service as defined under Section 409A;

"Service Year" has the meaning ascribed to such term in Section 4.02(b);

"Share Option Plan" means the share option plan described in Article 3 of the Plan;

"Shares" means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Section 6.08;

"Specified Employee" means a specified employee as defined in Section 409A(a)(2)(B) of the Code and applicable regulations and guidance, determined in accordance with procedures established by the Corporation and applied uniformly with respect to all plans maintained by the Corporation that are subject to Section 409A;

"Tax Act" means the Income Tax Act (Canada), including the regulations thereto, as amended from time to time;

"Termination" has the meaning ascribed to such term in Section 3.11;

"Treasury Regulations" means the tax regulations issued by the United States Internal Revenue Service;

"TSX" means the Toronto Stock Exchange;

"U.S. Participant" means a Participant subject to tax under the Code in respect of Options or Restricted Share Units awarded under the Plan;

"Vesting Date" has the meaning ascribed to such term in Section 4.04; and

"10% Shareholder" means a person who owns (taking into account the constructive ownership rules under Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Corporation (or any parent or subsidiary of the Corporation).

Section 1.02     Headings: The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.03     Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04     References to this Plan: The words "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.05     Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO
PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01     Purpose of the Plan: The Plan provides for the acquisition of Shares by Participants and the payment of bonus compensation in the form of Shares or, at the option of the Corporation, cash, for the purpose of advancing the interests of the Corporation and its Affiliates through the motivation, attraction and retention of Eligible Employees, Eligible Directors and Eligible Contractors and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by Eligible Employees, Eligible Directors and Eligible Contractors, it being generally recognized that share option plans and restricted share unit plans aid in attracting, retaining and encouraging employees, directors and consultants due to the opportunity offered to them to acquire a proprietary interest in the Corporation. With respect to the Restricted Share Unit Plan, it is intended that, insofar as the Participants are Eligible Employees or Eligible Directors, neither the Restricted Share Unit Plan nor any Restricted Share Units granted under the Restricted Share Unit Plan will constitute a "salary deferral arrangement" as defined in Section 248(1) of the Tax Act by reason of the exemption in paragraph (k) thereof. Further, it is intended that all Options granted to U.S. Participants will be exempt from Section 409A and all Restricted Share Units awarded to U.S. Participants, by their terms, either will comply with Section 409A or will be exempt from Section 409A pursuant to the short-term deferral exemption under Treasury Regulation Section 1.409A -1(B)(4) or any other applicable exemption, and all provisions of this Plan and related option notices or agreements and Restricted Share Unit Grant Letters will be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. All Restricted Share Units granted under the Restricted Share Unit Plan shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages received or receivable by any Participant who is an Eligible Employee or Eligible Director in respect of his or her services to the Corporation or an Affiliate, as applicable. With respect to the Share Option Plan, it is intended that, insofar as the Participants are Eligible Employees, the Options will be governed by Section 7 of the Tax Act to the extent such Options are subject to the income tax laws of Canada.

Section 2.02     Administration of the Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan, subject in all cases to compliance with regulatory requirements. The Committee shall have the authority, in its sole discretion, to accelerate the vesting of Options, and the authority to accelerate waive performance, service or other vesting conditions with respect to Restricted Share Units, or deem such conditions to be satisfied, provided however that with respect to U.S. Participants no such acceleration or waiver of vesting conditions will change the time at which such Restricted Share Units will be settled/paid out, except to the extent permitted under Section 409A. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants, the Corporation and its Affiliates. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation and its Affiliates.

Section 2.03     Delegation; Powers of the Board: The Committee may delegate its powers and duties under the Plan to one or more directors (including a director who is also an officer of the Corporation) or a committee of directors, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion; provided, however, that the Committee shall not delegate its powers and duties under the Plan (i) with regard to officers or directors of the Corporation or any Affiliate who are subject to Section 16 of the Exchange Act, or (ii) in such manner as would cause the Plan not to comply with the requirements of Section 162(m). In addition, the Committee shall have the right to delegate to one or more officers of the Corporation the authority to grant and determine the terms and conditions of Options and Restricted Share Unit Awards granted under the Plan, subject to the requirements of applicable laws and exchange rules and such other limitations as the Committee shall determine; provided, however, that such officers shall not be authorized to grant awards to officers or directors of the Corporation or any Affiliate who are subject to Section 16 of the Exchange Act or who are Covered Employees. The Committee also shall be permitted to delegate responsibility for performing certain ministerial functions under the Plan to any appropriate officer or employee of the Corporation. In the event that the Committee's authority is delegated to officers or employees in accordance with the foregoing, all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such officer or employee for such purpose. Any action undertaken in accordance with the Committee's delegation of authority hereunder shall have the same force and effect as if such action were undertaken directly by the Committee and shall be deemed for all purposes of the Plan to have been taken by the Committee. Notwithstanding anything to the contrary contained herein, the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, except to the extent that the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of Rule 16b-3, Section 162(m), applicable corporate law or stock exchange listing rules.

Section 2.04     Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Shares subject to Options granted to each Optionee and the exercise price applicable thereto;

(c)	the aggregate number of Shares subject to Options; and

(b)	the number of Restricted Share Units granted to each Participant.

Section 2.05     Determination of Participants and Participation: The Committee shall from time to time determine the Eligible Employees, Eligible Directors and/or Eligible Contractors who may participate in the Plan. The Committee shall from time to time determine the Eligible Employees, Eligible Directors and/or Eligible Contractors to whom Options and/or Restricted Share Units may be granted, the number of Shares to be made subject to and the expiry date of each Option granted to a Participant, the other terms of each Option granted to a Participant, and the provisions and restrictions of each Restricted Share Unit granted to a Participant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and its Affiliates and any other factors which the Committee deems appropriate and relevant.

Section 2.06     Maximum Number of Shares; Section 162(m) Limitation:

(a)

The aggregate maximum number of Shares available for issuance from treasury under this Plan, subject to adjustment pursuant to Section 6.08, together with all of the Corporation's other previously established or proposed share compensation arrangements shall not exceed 8.9% of the total number of Shares then outstanding, provided that the maximum number of Shares available for issuance in connection with the Restricted Share Units granted under this Plan shall not exceed 4.0% of the total number of Shares then outstanding (subject to adjustment as provided for in Section 6.08 of the Plan). Any Shares subject to an Option or Restricted Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan prior to such Option or Restricted Share Unit being fully vested will again be available under the Plan. In the event that the Employer elects to satisfy its payment obligation with respect to RSUs in cash rather than delivering Shares, any Shares that otherwise would have been subject to such Restricted Share Unit will again be available under the Plan.

(b)

The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issued to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding.

(c)

The maximum number of Shares issuable to Non-Employee Directors, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 1% of the total number of Shares then outstanding. The total annual grant to any one Non-Employee Director, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation shall not exceed a maximum grant value of $150,000 worth of securities, of which the value of Options shall not exceed $100,000 per Non-Employee Director. For purposes of this Section 2.06(c), the value of securities granted under all security based compensation arrangements of the Corporation shall be determined using a generally-accepted valuation model.

(d)

For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option or Restricted Share Unit.

(e)

For purposes of this Section 2.06, the aggregate number of securities granted under all security based compensation arrangements of the Corporation will be calculated without reference to the initial securities granted under such arrangements to a person (who was not previously an Insider of the Corporation or an Affiliate) upon such person becoming a director of the Corporation or an Affiliate; however, the aggregate number of securities granted under all security based compensation arrangements of the Corporation in such initial grant may not exceed a maximum grant value of $150,000 worth of securities, of which the value of Options shall not exceed $100,000 per Non-Employee Director.

(f)

For the purposes of Section 162(m), no Participant may be granted Restricted Share Units (whether ultimately settled in Shares or cash) for more than 3,000,000 Shares (subject to adjustment as provided for in Section 6.08 of the Plan) in the aggregate in any calendar year. No Participant will be granted Options for more than 3,000,000 Shares (subject to adjustment as provided in Section 6.08 of the Plan) in the aggregate in any calendar year. The limitations contained in this Section 2.06(f) shall apply only with respect to Restricted Share Unit awards and Options granted under this Plan, and limitations on awards granted under any other shareholder approved share compensation arrangement maintained by the Corporation will be governed solely by the terms of such other plan.

ARTICLE THREE
SHARE OPTION PLAN

Section 3.01     Share Option Plan: A share option plan is hereby established for Eligible Employees and Eligible Contractors.

Section 3.02     Option Notice or Agreement: Each Option granted to a Participant shall be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time. For Options granted to U.S. Participants, the stock option notice or stock option agreement will indicate if the Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be: (i) an Incentive Stock Option if all of the requirements under the Code are satisfied; or (ii) in all other cases, a Nonqualified Stock Option.

Section 3.03     Exercise Price: The price per share at which any Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the greater of: (i) the Market Value on the last trading day immediately preceding the date of the grant of such Option; and (ii) the closing price of the Shares on the Exchange on the last trading day immediately preceding the date of the grant of such Option.

Section 3.04     Term of Option: The Option Period for each Option shall be such period of time as shall be determined by the Committee, provided that, subject to Section 3.12 of the Plan, in no event shall an Option Period exceed ten (10) years.

Section 3.05     Lapsed Options: If Options granted under the Share Option Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options.

Section 3.06     Limit on Options to be Exercised: Except as otherwise specifically provided in Section 3.09 of the Plan and subject to any additional limitations contained in any Employment Contract, Options may be exercised (in each case to the nearest full Share) during the Option Period only in accordance with the vesting schedule, if any, determined by the Committee, in its sole and absolute discretion, at the time of the grant of the Option, which vesting schedule may include performance vesting or acceleration of vesting in certain circumstances and which may be amended or changed by the Committee from time to time with respect to a particular Option. If the Committee does not determine a vesting schedule at the time of the grant of any particular Option, such Option shall be exercisable in whole at any time, or in part from time to time, during the Option Period.

Section 3.07     Eligible Participants on Exercise: Subject to Section 3.06 of the Plan, a vested Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in Section 3.10 or Section 3.11 of the Plan, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a)

in the case of an Eligible Employee, an officer of the Corporation or an Affiliate or in the employment of the Corporation or an Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan; and

(b)

in the case of any Eligible Contractor, engaged, directly or indirectly, in providing ongoing consulting, technical, management or other services for the Corporation or an Affiliate and has been so engaged since the date of the grant of such Option.

Section 3.08     Payment of Exercise Price: The issue of Shares on exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Shares in respect of which the Option has been exercised by cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Shares with respect to which such Optionee was granted an Option, unless and until a certificate for such Shares is issued to such Optionee, or them, under the terms of the Share Option Plan. Subject to Section 3.13 of the Plan, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Shares in respect of which the Option has been exercised together with an amount sufficient to cover applicable income taxes, employment taxes and other required source withholdings (unless the Corporation agrees to the satisfaction of such obligations through other means, as contemplated by Section 5.01 of the Plan), the Corporation shall as soon as practicable issue and deliver a certificate representing the Shares so purchased.

Section 3.09     Effect of a Change of Control: In the event of a Change of Control and if, within twelve (12) months of such Change of Control, the Corporation terminates the employment or services of said Optionee/employee for any reason other than just Cause or if the Optionee is an Eligible Employee and terminates his or her employment with the Corporation or the applicable Affiliate of the Corporation for Good Reason or as otherwise specified in the grant agreement, then, on the date of such event of termination, all of the Optionee's Options will immediately fully vest, if not already vested.

In the foregoing event, all Options so vested may be exercised in whole or in part by the Optionee from such applicable date until their respective Expiry Dates.

If there is a take-over bid (within the meaning of the Securities Act (British Columbia)) made for all or a portion of the outstanding Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable, notwithstanding Section 3.06 of the Plan or any term or condition of any Option, in order to permit Shares issuable under such Options to be tendered to such bid.

Section 3.10     Effect of Death: If an Eligible Employee, Eligible Director or, in the case of an Eligible Contractor which is not an individual, the primary individual providing services to the Corporation or Affiliate on behalf of the Eligible Contractor (in each case, for the purposes of this Section 3.10, the "deceased"), shall die, any Option held by the deceased at the date of such death shall become immediately exercisable notwithstanding Section 3.06 of the Plan or any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the deceased or the laws of descent and distribution for a period of one (1) year following the date of death, but only to the extent that such Optionee was entitled to exercise the Option at the date of the deceased's death in accordance with Sections 3.06, 3.07 and 3.11 of the Plan.

Section 3.11     Effect of Termination of Employment or Services: Subject to Section 3.09 above, if a Participant shall cease to be employed by, or provide services to, the Corporation and any Affiliates (and is not or does not continue to be an officer thereof), or any corporation engaged to provide services to the Corporation or its Affiliates, for any reason (other than death) or shall receive notice from the Corporation or any Affiliate of the termination of his Employment Contract (such cessation, or the earlier of such cessation or receipt of a notice of termination, as the case may be, being referred to as a "Termination"), except as otherwise provided in the applicable Employment Contract or applicable stock option notice or stock option agreement:

(a)

in situations of termination not for Cause, such Participant may, but only within ninety (90) days (unless extended by the Board) following Termination, exercise his or her Options to the extent that such Participant was entitled to exercise such Options at the Date of Termination, or, in the case where there is no Date of Termination, at the date of Termination, and

(b)	in situations other than a termination not for Cause, any Options held by such Participant on the date of Termination shall be forfeited and be cancelled as of that date.

Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

Section 3.12     Extension of Option Period: Subject to Section 3.07 and Section 3.11 of the Plan, the expiration date of an Option will be the date determined by the Committee and set forth in the applicable stock option notice or stock option agreement, unless such expiration date falls within a Blackout Period or within ten Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten (10) Business Days after the Blackout Period Expiry Date.

Section 3.13     Necessary Approvals: The obligation of the Corporation to issue and deliver any Shares in accordance with the Share Option Plan shall be subject to acceptance by the TSX, the NYSE MKT or any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any exercise price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant.

Section 3.14     Provisions Applicable to Incentive Stock Options: In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)

Subject to the limitations in Section 2.06 of the Plan, the number of Shares available for granting Options under the Plan shall not exceed 15,000,000, subject to adjustment as provided in Section 6.08 of the Plan and subject to the provisions of Section 422 and 424 of the Code or any successor provision;

(b)

An Incentive Stock Option may be granted only to Eligible Employees (including a director or officer who is also an employee) of the Corporation (or of any subsidiary of the Corporation within the meaning of Section 424 of the Code). For purposes of this Section 3.14, the term "employee" shall mean a person who is an employee for purposes of Section 422 of the Code;

(c)

To the extent that the aggregate fair market value of Shares (determined as of the date of grant of the Option) with respect to which Incentive Stock Options are exercisable for the first time by a U.S. Participant during any calendar year (under this Plan and all other plans of the Corporation and of any parent or subsidiary of the Corporation within the meaning of Section 424 of the Code) exceeds US$100,000, or any limitation subsequently set forth in Section 422(d) of the Code, such excess shall be considered a Non-qualified Stock Option;

(d)

The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the fair market value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the fair market value of a Share on the date of grant of such Incentive Stock Option.

(e)

An Incentive Stock Option will terminate and no longer be exercisable no later than ten (10) years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five (5) years after the date of grant of such Incentive Stock Option;

(f)

If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an employee of the Corporation (or of a parent or subsidiary of the Corporation within the meaning of Section 424 of the Code) for any reason, whether voluntary or involuntary, other than death or permanent disability, then in order for the ISO to retain ISO status, the ISO must be exercised by the earlier of: (i) the date that is three (3) months after the date of cessation of employment; or (ii) the expiration of the term of such Incentive Stock Option. For the purposes of this Section, the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon: (i) sick leave, military leave or any other leave of absence approved by the Corporation that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply; or (ii) a transfer from one office of the Corporation (or of any parent or subsidiary of the Corporation) to another office of the Corporation (or of any parent or subsidiary) or a transfer between the Corporation and any parent or subsidiary. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation within the meaning of Section 424 of the Code) because of a permanent disability of such U.S. Participant, then in order to retain ISO status the ISO must be exercised by such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, as the case may be, prior to the earlier of: (i) the date that is twelve (12) months after the date of permanent disability; or (ii) the last day of the Option Period of such Incentive Stock Option. For the purposes of this paragraph, "permanent disability" is defined in Section 22(e) of the Code. For greater certainty, any limitations on the period of time during which an Incentive Stock Option must be exercised pursuant to the terms of the Plan or applicable stock option notice or stock option agreement is not extended by this Section 3.14. The limitations set forth herein relate only to the requirements that must be met in order to retain ISO status assuming the Incentive Stock Option otherwise is exercisable pursuant to its terms (including action by the Committee to waive vesting conditions) during the time frames referenced in this Section 3.14(f).

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant;

(h)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution;

(i)

No Incentive Stock Option may be granted under the Plan after the date that is ten (10) years following the earlier of the date of adoption of the Plan and the date of approval of the Plan by shareholders, provided that the Plan may be resubmitted to shareholders for approval prior to the end of such ten (10) year period, and if approved, the ten (10) year limitation runs from the date of such shareholder approval; and

(j)

In the event that this Plan is not approved by the shareholders of the Corporation within twelve (12) months before or after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

ARTICLE FOUR
RESTRICTED SHARE UNIT PLAN

Section 4.01     Restricted Share Unit Plan: A restricted share unit plan is hereby established for U.S. Participants and for Canadian Participants who are not Eligible Contractors.

Section 4.02    Grant of Restricted Share Units:

(a)

The Corporation may from time to time grant Restricted Share Units to U.S. Participants and to Canadian Participants who are not Eligible Contractors in such numbers, at such times and on such terms and conditions, consistent with the Plan, as the Committee may in its sole discretion determine.

(b)

For greater certainty, unless otherwise specified in the applicable Restricted Share Unit Grant Letter, the granting of Restricted Share Units to any Participant under the Plan in May to December of a calendar year will be awarded solely in respect of performance of such Participant in the same calendar year, unless otherwise specified in the applicable Restricted Share Unit Grant Letter, where Restricted Share Units are awarded in January to April of a particular calendar year, such bonus will be awarded solely in respect of performance of such Participant in the calendar year immediately preceding such award. The calendar year in respect of which the Restricted Share Units are granted is referred to herein as the "Service Year". Notwithstanding the foregoing, and for the avoidance of doubt, with respect to Performance Awards (i.e. RSUs that are intended to be "performance-based compensation" within the meaning of Section 162(m)), if such Performance Awards are awarded in January through April it is understood that the amount or number of such Performance Awards may be determined with reference to the Participant's performance in the prior year (in such case the prior year is the Service Year); however, if the vesting of such Performance Awards is conditioned upon achievement of performance conditions, the performance period for such performance vesting conditions will not include the prior year.

(c)	The number of Restricted Share Units awarded will be credited to the Participant's account, effective as of the Grant Date.

Section 4.03     Payment of Dividend Equivalents: Subject to the absolute discretion of the Committee and in accordance with this Section 4.03, the Committee may elect to credit, as a bonus for services rendered in the calendar year containing the payment date for cash dividends paid on Shares (the "Dividend Payment Date"), a Participant with additional Restricted Share Units. In such case, the number of additional Restricted Share Units so credited under this Section 4.03 will be equal to (computed to two (2) decimal places) the aggregate amount of dividends that would have been paid to the Participant if the Restricted Share Units in the Participant's account as of the record date for payment of such dividends (the "Dividend Record Date") had been Shares divided by the Market Value of a Share on the Dividend Payment Date.

The additional Restricted Share Units will vest on the Vesting Date of the particular Restricted Share Unit Award to which the additional Restricted Share Units relate and settlement/payment in respect of such additional Restricted Share Units will occur at the same time as settlement/payment occurs with respect to the underlying Restricted Share Units to which they relate.

Section 4.04     Vesting: A Restricted Share Unit Award granted to a Participant for services rendered will entitle the Participant, subject to the Participant's satisfaction of any conditions, restrictions or limitations imposed under the Plan or Restricted Share Unit Grant Letter, to receive a payment in fully paid Shares or, at the option of the Corporation, in cash in an amount equal to the Market Value of a Share. The date on which a Restricted Share Unit Award, or the relevant portion thereof, becomes vested (whether by virtue of the satisfaction of performance conditions or time-based continued service conditions, as a result of the Committee's action to waive vesting conditions and accelerate vesting, or any other reason under the terms of the Plan and applicable Restricted Share Unit Grant Letter) is the "Vesting Date". The Restricted Share Unit Grant Letter will specify the date(s) on which the Restricted Share Units will be settled/paid out, typically at the end of the performance period (for performance-based vesting conditions), or at the end of the required continued service period (for time-based service vesting conditions), which date(s) shall be no later than December 31st of the third calendar year following the Service Year applicable to the particular Restricted Share Unit Award (each such date a "Scheduled Payment Date"). Except as otherwise provided in Sections 4.07 and 4.11 below, the redemption/payment with respect to RSUs will occur on the Scheduled Payment Date(s) notwithstanding that the Vesting Date(s) for such RSUs may be earlier. For greater certainty and by way of example, if a Restricted Share Unit Grant Letter states that the RSUs become vested as to 1/3 of the units on the first anniversary of the Grant Date, 1/3 on the second anniversary and 1/3 on the third anniversary, the Vesting Dates will be the first, second and third anniversaries of the Grant Date, in each case as to 1/3 of the units awarded under the Restricted Share Unit Grant Letter. However, the Restricted Share Unit Grant Letter may specify that the Scheduled Payment Date with respect to all of the RSUs is the third anniversary of the Grant Date. Similarly, if a portion of a Restricted Stock Unit Award becomes fully vested upon achievement of stated performance goals (including vesting of a portion of the Restricted Share Unit Award if stated goals have been achieved at specific intervals during the performance period), the date on which the portion of the Restricted Share Unit Award becomes vested and non-forfeitable is the Vesting Date. The Restricted Share Unit Grant Letter may provide that the Scheduled Payment Date for all such RSUs under the Restricted Share Unit Award is the last day of the performance period, notwithstanding that a portion of the Restricted Share Units may become vested earlier.

Subject to the foregoing, the Committee shall, in its sole discretion, determine any and all conditions to the vesting of any Restricted Share Units granted to a Participant, which vesting conditions may be based on either or both of time and performance criteria as the Committee may determine in its sole discretion. Except as otherwise determined by the Committee and as set forth in the applicable Restricted Share Unit Grant Letter or, as provided in an applicable Employment Contract (but, as to U.S. Participants, an Employment Contract will not alter or amend the terms of Restricted Share Units that are outstanding as of the effective date of the applicable provisions in the Employment Contract in a manner that will cause the outstanding Restricted Share Units to fail to comply with Section 409A):

(i)

in the event of the death of a Participant, all unvested Restricted Share Units credited to the Participant will vest on the date of the Participant's death. The Shares represented by the Restricted Share Units held by the Participant shall be issued or acquired in the open market by the Broker, or cash will be paid, as determined by the Committee, to or for the benefit of the Participant's estate on the ninetieth (90th) day following the Participant's death, in accordance with Sections 4.05, 4.06 and 4.07;

(ii)

in the event of the Disability of a Participant, Restricted Share Units that were not vested as of the date the Participant experiences a Disability will be forfeited, provided that a pro rata portion of such unvested Restricted Share Units shall not be forfeited but will be settled/paid out at the time and in the manner that otherwise would apply under the terms of the Plan and applicable Restricted Share Unit Grant Letter and in accordance with section 4.05, 4.06 and 4.07. The pro rata portion will be determined based on the number of days the Participant was employed (in the case of an Eligible Employee) by the Corporation or Affiliate, or the number of days of service to the Corporation or Affiliate (in the case of an Eligible Consultant or Eligible Director) during the performance period prior to the onset of the Disability as compared to the total number of days in the performance period;

(iii)

subject to Section 4.11, if a Participant shall cease to be employed by, or provide services to, the Corporation or an Affiliate (and is not or does not continue to be a director or employee thereof) as a result of termination without Cause, all unvested Restricted Share Units credited to the Participant shall be forfeited; and

(iv)	if a Participant shall:

A.	cease to be a director of the Corporation or an Affiliate (and is not or does not continue to be an employee thereof) for any reason other than death or Disability, or

B.

cease to be employed by, or provide services to, the Corporation or an Affiliate (and is not or does not continue to be a director or employee thereof) for any reason other than death, Disability or termination without Cause, all Restricted Share Units held by such Participant shall be forfeited and cancelled as of the date of termination, and the Participant shall have no entitlement to receive any payment in respect of such forfeited Restricted Share Units, or any other amount in respect of such forfeited Restricted Share Units, by way of damages, payment in lieu or otherwise.

Section 4.05     Redemption – Fully Paid Shares to the Participant: Subject to Sections 4.06 and 5.01, the payment obligation in respect of any vested Restricted Share Units, net of any applicable taxes and other source deductions required to be withheld, will be settled, on the redemption of the Restricted Share Units, with the issue of fully paid Shares from treasury or, in the event that the Corporation elects not to issue Shares from treasury, by having the Broker acquire Shares in the open market (using funds paid to the Broker by the Employer of the Participant for such purpose) on behalf of the Participant. If the Shares are to be acquired in the open market, the Broker shall purchase the Shares as soon as practicable following receipt of the funds from the Employer. Shares purchased in the open market will be registered in the name of the Broker in a separate account held for the Participant's benefit and the Broker shall forward to each Participant confirmation that the Shares have been acquired for the benefit of the Participant. If, after the issuance of Shares or the purchase of Shares by the Broker in accordance with this Section 4.05, an amount remains payable in respect of the vested Restricted Share Units being redeemed, the applicable Employer shall pay such remaining amount in cash (net of any applicable taxes or other source deductions required to be withheld) to the Participant.

Section 4.06     Redemption – Cash Payment to the Participant: In the event that the Employer elects to satisfy its payment obligation in cash, the Restricted Share Units shall be redeemed and paid by the Affiliate that is the Employer of the Participant to the Participant subject to Section 5.01. The Market Value of the vested Restricted Share Units so redeemed shall, after deduction of any applicable taxes and other source deductions required to be withheld by the applicable Affiliate, be paid in cash.

Section 4.07     Redemption – Time of Settlement/Payment to Participants: As provided in the Plan, and unless otherwise provided in the applicable Restricted Share Unit Grant Agreement, the Settlement/Payment of Restricted Share Units will occur upon the earliest to occur of the death of the Participant, the Scheduled Payment Date(s) or the Date of Termination following a Change of Control if the provisions of Section 4.11 below apply. Although vesting of Restricted Share Units may be accelerated by the Committee, in its discretion, any such acceleration of vesting will not accelerate the timing of payment of any Restricted Share Units that are subject to taxation under Section 409A, and their settlement/payment shall occur pursuant to the terms of the Plan and applicable Restricted Share Unit Grant Letter. To the extent that a Restricted Share Unit Grant Letter provides for the settlement/payment of Restricted Share Units that are subject to Section 409A upon a Participant's termination of employment or services, such terms will be construed and interpreted to mean a Separation from Service. To the extent that any Participant who is entitled to settlement/payment of Restricted Share Units upon a Separation from Service is a Specified Employee at the time of such Separation from Service, any settlement or payment otherwise due within six (6) months following the Participant's Separation from Service will be delayed until the date that is six-(6) months and one day following the Separation from Service, to the extent required to comply with Section 409A.

Section 4.08    Adjustment; Unfunded Obligation: For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to a Participant to compensate the Participant for any downward fluctuations in the price of a Share nor will any other form of benefit be conferred upon, or in respect of, a Participant for such a purpose.

Neither the Corporation nor any Affiliate will contribute any amounts to a third party or otherwise set aside any amounts to fund the benefits that will be provided under the Plan. The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

Section 4.09     Restricted Share Unit Grant Letter: Each grant of a Restricted Share Unit Award under the Plan shall be evidenced by a Restricted Share Unit grant letter to the Participant from the Corporation (a "Restricted Share Unit Grant Letter"). Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under the Plan need not be identical.

Section 4.10     Participant Criteria: The Committee shall establish criteria for the grant of Restricted Share Units to Eligible Employees, Eligible Directors and Eligible Contractors.

Section 4.11     Change of Control:

(a)

With respect to Restricted Share Units other than Restricted Share Units with performance vesting provisions, in the event of a Change of Control and, within twelve (12) months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just Cause or the Participant is an Eligible Employee and terminates his or her employment with the Corporation or the applicable Affiliate of the Corporation for Good Reason or as otherwise specified in the grant agreement, then, on the date of such event of termination, all Restricted Share Units outstanding and held by the Participant shall immediately vest and shall be redeemed in accordance with Article 4 and specifically Section 4.07, notwithstanding any restricted period(s) or any applicable deferred payment date(s) that otherwise would apply.

(b)

With respect to Restricted Share Units with performance vesting provisions, including Restricted Share Units that are Performance Awards ("Performance RSUs"), in the event of a Change of Control and if, at the time of the Change of Control:

(i)

the Participant is an Eligible Employee and, within twelve (12) months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just Cause or the Participant is an Eligible Employee and terminates his or her employment with the Corporation or the applicable Affiliate of the Corporation for Good Reason or as otherwise specified in the grant agreement, then a pro rata portion of the Performance RSUs shall vest in accordance with their terms on the basis that the Performance RSU vesting date is the date of the Change of Control (unless otherwise determined by the Committee, acting reasonably), such pro rata portion of such Performance RSUs to be determined based on the number of days between the Date of Grant and the date of the Change of Control versus the number of days in the entire performance period for such Performance RSUs, after applying a payout percentage that reflects the level of achievement of the performance goals as set forth in the applicable Restricted Share Unit Grant Letter that can be determined as at the date of the Change of Control, and with respect to the Performance Goals that are still in progress or that otherwise cannot be so determined as at the date of the Change of Control, assuming that such Performance Goals are achieved at target. Any Performance RSUs which the Committee determines to vest shall become vested and shall be redeemed in accordance with Article 4 and specifically Section 4.07. Any Performance RSUs to which this Section 4.11(b) applies and which do not become vested pursuant to this Section 4.11(b) shall be terminated and forfeited without payment.

(ii)

Notwithstanding any other provision of this Plan, if Performance RSUs become vested as contemplated by Section 4.11(b), the "Market Value" with respect to such Performance RSUs shall be the price per Share offered or provided for in the Change of Control transaction (unless otherwise determined by the Committee, acting reasonably).

	(iii)	Except with respect to Performance Awards (for Covered Employees), if:

		1.	before any of the Performance RSUs of a Participant vest in accordance with the terms thereof;

		2.	the Participant is an employee of an Affiliate, but not the Corporation; and

3.

a Person, together with Persons acting jointly or in concert with such Person, other than the Corporation or an Affiliate of the Corporation, becomes the holder of 50% or more of the aggregate number of voting rights attaching to the outstanding voting securities of such Affiliate (the date such Person, together with Persons acting jointly or in concert with such Person becomes such a holder being hereinafter referred to as the "Acquisition Date"), and, as to U.S. Participants, such event constitutes a "change in ownership", a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of the Affiliate, all as defined in Treasury Regulations Section 1.409A -3(i)(5);

4.

then unless otherwise provided in an award agreement: a pro rata portion of the Performance RSUs granted to the Participant shall vest in accordance with their terms and the provisions of Section 4.14 (to the extent applicable) on the basis that the vesting date is the Acquisition Date (unless otherwise determined by the Committee, acting reasonably), such pro rata portion of such Performance RSUs to be determined based on the number of days between the Date of Grant and the date of the Change of Control versus the number of days in the entire performance period for such Performance RSUs, after applying a payout percentage that reflects the level of achievement of Performance Goals that can be determined as at the date of the Change of Control, and with respect to the Performance Goals that are still in progress or that otherwise cannot be so determined as at the date of the Change of Control, assuming that such Performance Goals are achieved at target. Any Performance RSUs which the Committee determines to vest shall become vested and shall be redeemed in accordance with Article 4 and specifically Section 4.07. Any Performance RSUs to which this Section 4.11(b) applies and which do not become vested pursuant to this Section 4.11(b) shall be terminated and forfeited without payment.

Section 4.12     Election - Sale of Shares by Broker: In the event that the payment obligation in respect of vested Restricted Share Units is settled in Shares, a Participant may direct to have the Broker sell such Shares on behalf of the Participant.

Section 4.13     Expiry Date: Notwithstanding any other provision of this Plan, all terms and conditions attaching to any Restricted Share Units shall be such that the Restricted Share Units comply with the exception in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act. No payment (in Shares, cash, or otherwise) in respect of any Restricted Share Unit shall be made after the Expiry Date.

Section 4.14     Performance Awards. The Committee is authorized to grant Performance Awards to Covered Employees. Performance Awards are Restricted Share Units that are intended to be "qualified performance-based compensation" within the meaning of Section 162(m). Performance Awards granted under the Plan: (i) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective Performance Goals during such performance periods as the Committee shall establish; and (ii) may be denominated or payable in Shares or cash. Performance Awards may provide for the adjustment of the number of Shares or Restricted Stock Units earned by a Participant under the Performance Award based on the extent to which Performance Goals are achieved. Subject to the terms of the Plan, the Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Committee. Performance Awards shall be conditioned, to the extent required by Section 162(m), solely on the achievement of one or more objective Performance Goals established by the Committee within the time prescribed by Section 162(m), and shall otherwise comply with the requirements of Section 162(m), including those described below.

(a)

Timing of Designations; Duration of Performance Periods. For each such Performance Award, the Committee shall, not later than ninety (90) days after the beginning of each performance period, or, if the performance period is less than one (1) year, on or before the date on which 25% of the performance period has elapsed: (i) designate all Participants for such performance period; and (ii) establish the objective performance factors for each Participant for that performance period on the basis of one or more of the Performance Goals, the outcome of which is substantially uncertain at the time the Committee actually establishes the Performance Goal. The Committee shall have sole discretion to determine the applicable performance period, provided that in the case of a performance period less than twelve (12) months, in no event shall a Performance Goal be considered to be pre-established if it is established after 25% of the performance period (as scheduled in good faith at the time the Performance Goal is established) has elapsed. To the extent required under Section 162(m), the terms of the objective performance factors must preclude discretion to increase an amount paid in connection with a Performance Award, but may permit discretion to reduce such amount.

(b)

Certification. Following the close of each performance period and prior to payment of compensation to a Participant with respect to a Performance Award, the Committee shall certify in writing that the applicable Performance Goals upon which any payment of compensation to a Participant for that performance period are to be based, were, in fact, achieved or satisfied.

Nothing contained herein precludes the Committee from granting to Covered Employees Restricted Share Units that are not Performance Awards (i.e. Restricted Share Units that are not intended to be "qualified performance-based compensation" for tax deductibility under Section 162(m)), provided that payment under the terms of any such Restricted Share Units cannot be contingent on the failure to achieve Performance Goals under a Performance Award.

Section 4.15     Performance Goals: "Performance Goals" are one or more of the following performance goals, either individually, alternatively or in any combination, applied on a corporate, subsidiary, division, business unit or line of business basis:

Financial Performance Goals:

•	economic value added (EVA);

•	sales or revenue;

•	costs or expenses;

•	performance relative to budget;

•	net profit after tax;

•	gross profit;

•	income (including without limitation operating income, pre-tax income and income attributable to the Corporation);

•	cash flow (including without limitation free cash flow and cash flow from operating, investing or financing activities or any combination thereof);

•

earnings (including without limitation earnings before or after taxes, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings (whether before or after taxes), EBIT or EBITDA as a percentage of net sales;

•	net working capital;

•	margins (including one or more of gross, operating and net income margin);

Shareholder Performance Goals:

•	earnings per share (EPS) (basic or diluted);

•	earnings per share from continuing operations;

•

returns (including one or more of return on actual or pro forma assets, net assets, equity, investment, revenue, sales, capital and net capital employed, total shareholder return (TSR), and total business return (TBR));

•	ratios (including one or more of price to earnings, debt to assets, debt to net assets and ratios regarding liquidity, solvency, fiscal capacity, productivity or risk);

•	stock price;

•	value creation;

•	market capitalization;

Corporate Performance Goals:

•	safety performance;

•	environmental performance;

•	development and implementation of exploration programs;

•	advancement of governmental permitting and approval processes;

•	development and implementation of corporate social responsibility/sustainable development initiatives;

•	engagement with key stakeholders;

•	evaluation of corporate development opportunities including mergers and acquisitions;

•	corporate compliance and reporting;

•	implementation or completion of key corporate initiatives or projects;

•	strategic plan development and implementation;

•	workforce satisfaction;

•	employee retention;

•	productivity metrics;

•	career development;

Each such Performance Goal may be based: (i) solely by reference to absolute results of individual performance or organizational performance at various levels (e.g., the Corporation's performance or the performance of a subsidiary, division, business segment or business unit of the Corporation); or (ii) upon organizational performance relative to the comparable performance of other companies selected by the Committee. To the extent consistent with Section 162(m), the Committee may, when it establishes performance criteria, also provide for the exclusion of charges related to an event or occurrence which the Committee determines should appropriately be excluded, including (X) asset-write downs, litigation or claim judgments or settlements, reorganizations, the impact of acquisitions and divestitures, restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (Y) foreign exchange gains and losses or an event either not directly related to the operations of the Corporation or not within the reasonable control of the Corporation's management, or (Z) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles (or other accounting principles which may then be in effect). To the extent that Section 162(m) of the Code or applicable tax and/or securities laws change to permit Committee discretion to alter the governing performance measures without disclosing to shareholders and obtaining shareholder approval of such changes and without thereby exposing the Corporation to potentially adverse tax or other legal consequences, the Committee shall have the sole discretion to make such changes without obtaining shareholder approval.

ARTICLE FIVE
WITHHOLDING TAXES AND SECURITIES LAWS OF THE UNITED STATES OF AMERICA

Section 5.01     Withholding Taxes and Other Source Deductions:

(a)

The Corporation and its Affiliates shall not be liable for any tax imposed on any Participant as a result of the grant, vesting or exercise of Options, the crediting, holding or redemption of Restricted Share Units, amounts paid or credited to such Participant, or securities issued or transferred to such Participant under this Plan. It is the responsibility of the Participant to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

(b)

The Corporation and any Affiliate shall be authorized to deduct, withhold and/or remit from any amount paid or credited hereunder (whether in Shares or cash), or otherwise, an amount equal to the statutory withholding rate so as to ensure the Corporation and/or such Affiliate will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of an Eligible Participant. Further, the Committee may, in its discretion, adopt rules and procedures to permit an Eligible Employee to elect, in the case of an RSU that the Committee has determined will be settled/paid out in Shares, to have the Corporation withhold Shares equal in value to an amount not greater than the maximum statutory tax rate in the applicable jurisdiction. Such election, if permitted, must be made on or before the date that the amount of tax is to be withheld.

Section 5.02    Securities Laws: The grant of any Restricted Share Units or Options of the issuance of any Shares shall be subject to all applicable Canadian and United States securities laws. As a condition to participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law.

ARTICLE SIX
GENERAL

Section 6.01     Effective Time of Plan: The Plan shall be effective on May 13, 2016. The Plan shall remain in effect until it is terminated by the Board.

Section 6.02     Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX, the NYSE MKT or any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.

Section 6.03     Suspension or Discontinuance of Plan: The Board or the Committee, as the case may be, may suspend or discontinue the Plan, or any portion thereof, at any time without first obtaining shareholder approval and in its absolute discretion, provided that, without the consent of a Participant, such suspension or discontinuance may not in any manner adversely affect the Participant's rights under any Option or Restricted Share Unit granted under the Plan. Any such suspension or discontinuance of the Plan will be undertaken in a manner that does not create adverse tax consequences under Section 409A (to the extent any affected Option or Restricted Share Unit under the Plan is subject to Section 409A).

Section 6.04     Amendment of Plan: The Board or the Committee may not make the following amendments to the Plan, without receiving shareholder approval and any required regulatory approval:

(a)

change the maximum number of securities issuable under the Plan, including an increase to the fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage, other than an adjustment pursuant to Section 6.08 of the Plan;

(b)	make amendments to remove or to exceed the insider participation limit;

(c)	make amendments to the Non-Employee Director participation limit;

(d)	reduce the exercise price of any Option, other than an adjustment pursuant to Section 6.08 of the Plan;

(e)	extend the expiry date of an Option other than as then permitted under the Share Option Plan;

(f)	change the number of days set out in Section 3.12 of the Plan with respect to the extension of the expiry date of an Option expiring during or immediately following a Blackout Period;

(g)	cancel any Option and replace such Option with an Option which has a lower exercise price, other than an adjustment pursuant to Section 6.08 of the Plan;

(h)

make amendments to Section 6.05 of the Plan that would permit Options or Restricted Share Units, or any other right or interest of a Participant under the Plan, to be assigned or transferred, other than for normal estate settlement purposes;

(i)	make amendments to the Participants to whom Options may be granted pursuant to Article 3 or to whom Restricted Share Units may be granted pursuant to Article 4; and

(j)	make amendments to this Section 6.04 of the Plan.

The Board or the Committee may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated above, including, without limitation:

(k)	amendments of a housekeeping nature;

(l)

the addition or a change to the vesting provisions of an Option, a Restricted Share Unit or the Plan, other than changes to the exercise price and the expiration date of an Option as described in paragraph 6.03(d) and paragraph 6.03(e) of the Plan;

(m)	a change to the termination provisions of an Option, Restricted Share Unit or the Plan;

(n)	amendments to reflect changes to applicable securities laws;

(o)	amendments to the provisions concerning the effect of the termination of an Optionee's position, employment or services on such Optionee's status under the Share Option Plan;

(p)

amendments to provide a cashless exercise feature to any Option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Shares from the total number of Shares subject to the Share Option Plan; and

(q)

amendments to ensure that the Restricted Share Units granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Unit has been granted may from time to time be resident or a citizen.

Notwithstanding the foregoing, any adjustment to or amendment of the Plan, or of an outstanding Option or Restricted Share Unit granted to a U.S. Participant, will be made so as to comply with, and not create any adverse consequences under Section 409A. Any amendment of this Plan shall be such that the Restricted Share Unit Plan and the Restricted Share Units granted hereunder (except to Eligible Consultants) will not be considered a "salary deferral arrangement" as defined in Section 248(1) of the Tax Act or any successor provision thereto, by reason of the Plan and the Restricted Share Units continuously meeting the requirements under the exception in paragraph (k) of that definition. Any amendment to this Plan shall be such that the Options granted under the Share Option Plan (except to Eligible Consultants) will be governed by Section 7 of the Tax Act.

Section 6.05     Non-Assignable: No Option or Restricted Share Unit and no other right or interest of a Participant is assignable or transferable but shall thereafter enure to the benefit of and be binding upon the Participant's Beneficiary.

Section 6.06     Rights as a Shareholder: No Optionee or holder of any Restricted Share Units shall have any rights as a shareholder of the Corporation in respect of any Shares which are the subject of an Option or such Restricted Share Units. No Optionee shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of issue of certificates representing Shares.

Section 6.07     No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without Cause. Participation in the Plan by a Participant shall be voluntary.

Section 6.08     Adjustment in Number of Shares Subject to the Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan;

(b)	the number of Shares subject to any Option or Restricted Share Units; and

(c)	the exercise price of the Shares subject to Options.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 6.09    Securities Exchange Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (British Columbia)) pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the Act and where consideration is paid in whole or in part in equity securities of the Offeror, the Committee may send notice to all Optionees and all holders of Restricted Share Units requiring them to surrender their Options or Restricted Share Units, as applicable, within ten (10) days of the mailing of such notice, and the Optionees and holders of Restricted Share Units shall be deemed to have surrendered such Options or Restricted Share Units, as applicable, on the tenth (10th) day after the mailing of such notice without further formality, provided that:

(a)

the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to the Optionees or replacement restricted share rights to the holders of Restricted Share Units, as applicable, on the equity securities offered as consideration;

(b)

the Committee has determined, in good faith, that such replacement options or restricted share rights, as applicable, have substantially the same economic value as the Options or Restricted Share Units, as applicable, being surrendered; and

(c)

the surrender of Options or Restricted Share Units and the granting of replacement options or replacement restricted share rights can be effected on a tax deferred basis under the Tax Act and in a manner that complies with, and creates no adverse tax consequences under, Section 409A.

Section 6.10     No Representation or Warranty: Neither the Corporation nor any Affiliate makes any representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

Section 6.11     Compliance with Applicable Law: If any provision of the Plan or any Option or Restricted Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 6.12     Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Section 6.13     Section 409A:

(a)

In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may: (i) adopt such amendments to the Plan, Restricted Share Unit Grant Letters, option notices or agreements and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and related notices, agreement and grant letters; and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(b)

Except as permitted under Section 409A, any Restricted Share Units, or payment with respect to Restricted Share Units that are subject to Section 409A may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any designated subsidiary.

SCHEDULE "C"

MAJORITY VOTING POLICY

In an uncontested election of directors of Klondex Mines Ltd. (the "Corporation"), each director should be elected by the vote of a majority of the common shares represented in person or by proxy at any shareholder's meeting for the election of directors. Accordingly, if any nominee for director receives a greater number of votes "withheld" from his or her election than votes "for" such election, that director shall promptly tender his or her resignation to the Chair of the Board of Directors following the meeting. In this policy, an "uncontested election" means an election where the number of nominees for director equals the number of directors to be elected.

The Compensation and Governance Committee (the "Committee") shall consider the offer of resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the Committee or the Board. In its deliberations, the Committee will consider any stated reasons why shareholders "withheld" votes from the election of that director, the length of service and the qualifications of the director, the director's contributions to the Corporation, the effect such resignation may have on the Corporation's ability to comply with any applicable governance rules and policies and the dynamics of the Board, and any other factors that the Committee considers relevant.

The Board shall act on the Committee's recommendation within 90 days following the applicable meeting and announce its decision via press release and notify of the Toronto Stock Exchange of its decision (including a copy of the press release) in accordance with the applicable rules and policies of the TSX, after considering the factors considered by the Committee and any other factors that the Board considers relevant. The Board expects to accept the resignation except in situations where exceptional circumstances would warrant the director to continue to serve on the Board. However, if the Board declines to accept the resignation, it should include in the press release the reasons for its decision.

If a resignation is accepted, the Board may, in accordance with the Business Corporations Act (British Columbia) and the Corporation's articles, appoint a new director to fill any vacancy created by the resignation or reduce the size of the Board. If a director does not tender his or her resignation in accordance with this policy, the Board will not re-nominate that director at the next election.

Adopted by the Board of Directors of the Corporation on May 13, 2016.